VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kimberly Browning, Esq.

Re:	Third Avenue Focused Credit Fund
File Numbers: 333-20891
811-8039

Dear Ms. Browning,

I am writing to respond to comments received from Mr. Richard Pfordte on July 28, 2009 concerning the registration statement filed for the Third Avenue Focused Credit Fund (the “Fund”). We thank you and Mr. Pfordte for your attention to this matter.

I have tried to summarize the Staff’s comments and listed our responses thereto. In addition, on behalf of the Fund, I am transmitting herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940 as amended (“1940 Act”), Post-Effective Amendment No. 26 (the “Amendment”) to the Fund’s Registration Statement on Form N1-A. This amendment is marked to show our proposed changes to respond to each comment below along with a few additional small changes we have made to improve certain disclosures.

COMMENT 1: Explain why the Fund’s name does not suggest that the fund will be focusing on “credit worthy” companies or securities.

RESPONSE: The name of the Fund was chosen to accurately represent the investment strategy of the Fund – namely, to invest in a focused portfolio of a variety of credit instruments, which may include credits of various qualities depending on market conditions and the investment adviser’s judgment. We do not believe that the word “Focus” has any connotation regarding creditworthiness and have never seen the word used in that connection without being accompanied by a specific statement as to the nature of the focus -- be it non-creditworthy, creditworthy, investment grade, U.S. Government, or whatever. We believe that the Fund name is thus appropriate and we do not believe that there is any implication of credit quality one way or another. However, as there may be times that the Fund will hold a significant portion of its assets in distressed or defaulted securities, we have increased disclosure on this point to avoid any possibility of confusion. We have also increased disclosure regarding the fact that the Fund will likely hold fewer positions than most credit funds in the marketplace of which we are aware. Please see blackline at page 2 (“Who May Want to Invest”) and on pages 3 and 4.

COMMENT 2: Explain the purpose of the disclosure on page 2 of the Prospectus.

RESPONSE: This disclosure exists in the primary prospectus for the other funds in the Third Avenue family. We believe that it reduces redundancy and helps explain the overarching investment philosophy of our firm. However, we have edited this section to make it more short and simple. Please see blackline on page 2.

COMMENT 3: Consider adding additional risk disclosure to the “Who May Want to Invest” Section.

RESPONSE: Please see attached blackline to which additional disclosure has been added.

COMMENT 4: Confirm that all principal investment strategies are listed and that all types of investments have been fully described.

RESPONSE: We believe that all principal strategies have been listed and that all proposed types of investments are fully described. In response to certain more detailed comments on this section from the Staff, we have made the changes shown in the attached blackline on pages 3 and 4.

COMMENT 5: If the Fund intends to invest in emerging market countries or in mid-cap companies, additional risk factors should be added to the principal investment risks.

RESPONSE: We have added these disclosures (please see blackline, page 4).

COMMENT 6: Revise disclosures concerning cap on expenses to make clear that it is not a pure waiver but rather that the adviser retains the right to recoup unpaid fees in the future and that only the Board can terminate the agreement.

RESPONSE: Please see revisions in blackline on pages 5 and 6 and in footnote 2 on page 6.

COMMENT 7: Add disclosures concerning possible wire fees in the Fee Table on page 5

RESPONSE: Please see revisions to footnote 1 on pages 5 and 6 in blackline.

COMMENT 8: Clarify that Net Annual Fund Operating Expenses are a percent of net assets.

RESPONSE: Please see revisions to footnote 2 on page 6 in blackline.

COMMENT 9: Add disclosure that the recoupment of fees does not include interest.

RESPONSE: Please see revised footnote 2 on page 6 of the blackline.

COMMENT 10: Confirm that fee allocations will be the same for both classes of Fund shares even after any fee deferral.

RESPONSE: All allocations of class specific and non-class specific expenses , as well as fee waivers or deferrals and expense payments or reimbursements, shall be in accordance with Rule 18f-3 of the 1940 Act and shall be calculated to avoid any preferential dividend.

COMMENT 11: Clarify on page nine in the “Purchasing Shares” Section how and where orders must be received in order for them to be processed.

RESPONSE : Please see revisions in blackline on page 9.

COMMENT 12: Confirm that any order rejected will be rejected within 48 hours barring extreme circumstances.

RESPONSE: Please see revisions in blackline on page 11.

COMMENT 13: In “Frequent Trading and Early Redemption Fee” section, increase specificity of when purchasers will be barred or discuss why such specificity is not required.

RESPONSE: We believe that market timing issues in the Fund are likely to be infrequent given both the long term nature of the Fund’s investment philosophy and the Fund’s significant redemption fee. This has been the experience with our existing funds. Accordingly, we believe that it would not behoove the Fund to make any frequent trading limitations explicit both to avoid allowing potential market timers to operate with such knowledge and also to afford the Fund flexibility if it detects anomalous activities.

COMMENT 14: Confirm that all principal objectives and strategies are contained in the Prospectus.

RESPONSE: We confirm that all principal objectives and strategies are contained in the Prospectus.

COMMENTS TO “INVESTMENT RESTRICTIONS” SECTION OF SAI AT PAGE 16

COMMENT: Add disclosure that Fund will not pledge more than one third of its assets.

RESPONSE: We note that the Fund does not intend to use any leverage and has already restricted its borrowings in its first enumerated investment restriction. We have also added additional language to the paragraph following the fundamental restrictions to ensure that this comment is addressed. See revisions on page 16 of the SAI.

COMMENT: Modify the language pertaining to restrictions only applying at the time of investment to clarify how this language applies to borrowing restrictions and liquidity limits.

RESPONSE: See revisions in blackline in footnote on page 16 of SAI.

COMMENT: Clarify the Fund’s lending policy to make clear that no direct loans will be made except to reserve the right to lend securities.

RESPONSE: We respectfully submit that such loans are fully permitted so long as the Fund reserves freedom to do so and such loans do not violate any other investment restrictions, including liquidity restrictions. We note that there is appropriate risk disclosure concerning such investments (please see Prospectus page 3 and SAI page 5) and have added appropriate language on page 16.

COMMENT: Expand investment restriction 3 to restrict investments in commodities or directly in real estate.

RESPONSE: We respectfully submit that the Fund is allowed to reserve the ability to make these investments should it so choose and have added appropriate language on page 16. At the present time, the Fund does not intend to make commodities investments as noted on page 9 of the SAI. With respect to Real Estate investments, the Fund does not intend to make such investments directly at this time and therefore we believe that disclosure on this item beyond the reservation of right in the fundamental restrictions is unnecessary at this time. Should the Fund desire, in the future, to pursue these investments, the Fund will provide appropriate disclosure to investors.

COMMENT: Increase disclosure on expected portfolio turnover.

RESPONSE: See revisions in blackline on page 9 and page 28 of the SAI.

      Again, we thank you for your attention to this matter, and we hope that this letter and the revisions in the Amendment are responsive to the Staff’s comments. If you have any additional questions or concerns, please feel free to give me a call (212-906-1190). Thank you.

Sincerely,

W. James Hall
General Counsel

August 17, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kimberly Browning, Esq.

Re:	Third Avenue Focused Credit Fund
(File Numbers: 333-20891; 811-8039)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THIRD AVENUE FOCUSED CREDIT FUND

By: /s/ W. James Hall

General Counsel

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	August 17, 2009

Third Avenue Focused Credit Fund
An Investment Portfolio of Third Avenue Trust

PROSPECTUS

August 31, 2009

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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THIRD AVENUE FOCUSED CREDIT FUND

Who May Want to Invest

Third Avenue Focused Credit Fund may be appropriate for long-term investors seeking alternatives to equity investments for long-term total return, which may include returns from a combination of sources including capital appreciation, fees and interest income. The Fund may include significant distressed and defaulted securities and is not appropriate for short-term investors or those primarily seeking current income or for those investors who cannot withstand the risk of loss.

Investment Philosophy

Third Avenue Focused Credit Fund (the “Portfolio” or “Fund”) adheres to a strict value discipline in selecting securities and other instruments. This means seeking investments whose market prices are low in relation to what the Fund’s Adviser, Third Avenue Management LLC (the “Adviser”), believes is their intrinsic value and/or whose total return potential is considered by the Adviser to be high. The Fund’s Adviser believes this both lowers investment risk and increases capital appreciation and total return potential. The Fund identifies investment opportunities through intensive research of individual companies and generally does not focus solely on market conditions and other macro factors. For these reasons, the Fund may seek investments in the debt or other securities of companies in industries that are believed to be temporarily depressed.

The Fund follows a strategy of long-term investing. The Fund will generally sell an investment when there has been a fundamental change in the business or capital structure of the company which significantly affects the investment’s inherent value or when the Adviser believes that the market value of an investment is overpriced relative to its intrinsic value.

When the Fund’s Adviser believes that a temporary defensive posture is appropriate, or there appears to be a lack of suitable opportunities that meet the Fund’s investment criteria, the Fund may hold all or a portion of its assets in short-term or other sovereign instruments, cash or cash equivalents. This does not constitute a change in the Fund’s investment objective, but could prevent or delay the Fund from achieving its objective.

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THIRD AVENUE FOCUSED CREDIT FUND

Investment Objective Third Avenue Focused Credit Fund seeks long-term total return, which may include investment returns from a combination of sources including capital appreciation, fees and interest income. After the Fund’s first year of operations, the investment objective may be changed without shareholder approval on 60 days’ written notice to shareholders.

Principal Investment Strategies

 The Fund seeks to achieve its objective mainly by investing under normal circumstances at least 80% of the Fund’s net assets in bonds and other types of credit instruments. The Fund intends to invest a substantial amount of its assets in below investment grade credit instruments. Credit instruments include high-yield bonds (commonly known as “junk bonds” or “junk debt”), bank loans, convertible bonds or preferred stock, bankruptcy financings and other types of debt instruments. In making these investments, the Adviser will choose to purchase instruments that the Adviser believes are undervalued.

The Fund does not seek to invest for current yield, but rather for total return, which may include investment returns from a combination of sources including capital appreciation, fees and interest income. The Fund may invest in debt with any credit rating or without a credit rating issued by independent rating agencies and may invest in various kinds of debt, loans and debtor in possession loans, including preferred and convertible securities, bonds, notes, mezzanine debt, bank debt and other secured and unsecured obligations, including derivatives for hedging and other purposes.

The Fund may have significant investments in distressed and defaulted securities and intends to focus on a relatively small number of issuers. The Fund may invest without limitation in distressed securities or other debt that is in default or the issuers of which are in bankruptcy.

The Fund invests in companies regardless of market capitalization. It also invests in both domestic and foreign securities, including securities in emerging markets. Although the Adviser believes that initially, the Fund will primarily invest in credit instruments that are current on their interest payments, the mix of the Fund’s investments at any time will depend on the industries and types of securities the Adviser believes hold the most value within the Fund’s investment strategy.

The Fund may also hold significant positions in equity or other assets that the Fund receives as part of a reorganization process, and may hold those assets until such time as the Adviser believes that a disposition is most advantageous. Such assets will be considered “credit instruments” for purposes of the Fund’s requirement to invest 80% of its net assets in bonds and other types of credit instruments.

Principal Investment Risks

High-Yield and Distressed Risk. The Fund’s investments in high-yield and distressed securities may expose the Fund to greater risks than if the Fund only owned higher-grade securities. The value of high-yield, lower quality securities is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high-yield securities are not as strong financially as those with higher credit ratings, so the securities are usually considered speculative investments. These issuers are more vulnerable to financial setbacks and recession than are more creditworthy issuers, which may impair their ability to make interest and principal payments. The Fund also invests in distressed securities, which the Adviser considers to be issued by companies that are, or might be, involved in reorganizations or financial restructurings, either out of court or in bankruptcy. The Fund’s investments in distressed securities typically involve the purchase of high-yield bonds, bank debt or other indebtedness of such companies.

Insolvency and Bankruptcy Risk. The Fund’s investments in obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in default, generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. There is even a potential risk of loss by the Fund of its entire investment in such securities. There are a number of significant risks inherent in the bankruptcy process. A bankruptcy filing by an issuer may adversely and permanently affect the market position and operations of the issuer. Many factors of the bankruptcy process, including court decisions, the size and priority of other claims, and the duration and costs of the bankruptcy process, are beyond the control of the Fund and can adversely affect the Fund’s return on investment. For example, a court could invalidate or subordinate a debt obligation of, or reclaim amounts paid by a debtor to, the Fund. To the extent that any such payments are recaptured from the Fund the resulting loss will be borne by the Fund and its investors. The Adviser, on behalf of the Fund, may also participate on committees formed by creditors to negotiate with debtors with respect to restructuring issues. There can be no assurance that the Adviser’s participation would yield favorable results for the Fund, and such participation may subject the Fund to additional duties, liabilities

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and trading restrictions in a particular investment.

 Foreign Securities and Emerging Markets Risk. Foreign securities from a particular country or region may be subject to currency fluctuations and controls or adverse political, social, economic or other developments that are unique to that particular country or region. Therefore, the prices of foreign securities in particular countries or regions may, at times, move in a different direction from those of U.S. securities. From time to time, foreign capital markets may exhibit more volatility than those in the U.S., and the securities markets of emerging market countries can be extremely volatile. Emerging market countries can generally have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries.

Currency Risk. The Fund’s investments are denominated in or tied to the currencies of the countries in which they are primarily traded. Because the Fund may determine not to hedge its foreign currency exposure, the U.S. Dollar value of the Fund’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. Dollar. This may occur even if the value of the investment in the currency’s home country has not declined.

Credit and Interest Rate Risk. The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality improves, the market value of the affected debt securities generally rises. Conversely, when interest rates rise or perceived credit quality weakens, the market value of the affected debt securities generally declines. The magnitude of these fluctuations will be greater when the maturity of the debt securities is longer.

Changing Distribution Levels Risk. The amount of the distributions paid by the Fund generally depends on the amount of income and/or dividends received by the Fund on the investments it holds. The Fund may not be able to pay distributions or may have to reduce its distribution level if the income and/or dividends the Fund receives from its investments decline.

Liquidity Risk. Liquidity risk exists when particular investments are difficult to sell. The Fund may not be able to sell these illiquid investments at the best prices. Investments in private debt instruments, restricted securities, and securities having substantial market and/or credit risk may involve greater liquidity risk.

Market Risk. Prices of securities have historically fluctuated. The value of the Fund will similarly fluctuate and its investors could lose money.

 Concentration and Non-Diversification Risk. The Fund is non-diversified and may focus or concentrate its investments in fewer issuers than a diversified mutual fund of comparable size. A concentrated or non-diversified fund can be more volatile than a diversified fund, and volatility may be expected to increase when the Fund makes significant investments in a single issuer or issuers within a particular industry or geographic region because the Fund is more susceptible to adverse effects from such issuer or issuers.

Small- and Mid-Cap Risk. The Fund may invest from time to time in smaller and midsize companies whose securities tend to be more volatile and less liquid than securities of larger companies.

Style Risk. The Fund frequently identifies opportunities in industries that appear to be temporarily depressed. The prices of securities in these industries may tend to go down more than those of companies in other industries. Since the Fund intends to invest primarily in bonds, the Fund may produce smaller gains than a fund invested primarily in stocks, in a rising stock market. Because of the Fund’s disciplined and deliberate investing approach, there may be times when the Fund will have a significant cash position. A substantial cash position can impact Fund performance in certain market conditions, and may make it more difficult for the Fund to achieve its investment objective.

4

Performance

Because the Fund had not commenced investment operations prior to the date of this Prospectus, no performance returns are presented in this part of the Prospectus. Annual performance returns provide some indications of the risks of investing in the Fund by showing changes in performance from year to year. Comparison of Fund performance to an appropriate index indicates how the Fund’s average annual returns compare with those of a broad measure of market performance.

Fund Codes

Investor Class	Institutional Class
Ticker:	Ticker:
TFCVX	TFCIX

CUSIP:	CUSIP:
884116609	884116708

Fees and Expenses

This table describes the fees and expenses that you pay if you buy and hold shares of Third Avenue Focused Credit Fund.

Shareholder Fees (fees paid directly from your investment):

	Investor Class		Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the offering price or redemption proceeds)	None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None		None
Redemption Fee/Exchange Fee (as a percentage of amount redeemed)	2.00	%*	2.00	%*

Annual Fund Operating Expenses (expenses that are deducted from Fund assets):

	Investor Class+* *	Institutional Class+ * *
Management (Advisory) Fee	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	None
Other Expenses[1]	0.71%	0.52%

Total Annual Class Operating Expenses[2]	1.71%	1.27%
Expense Cap Adjustment[2]	(0.31%)	(0.32%)

Net Annual Fund Operating Expenses[2]	1.40%	0.95%

* These fees are charged only on redemptions or exchanges of shares held less than one year after issuance. (See “How to Redeem Shares – Early Redemption Fee” for more information.)

** An investor who purchases shares of this class through such investor’s financial intermediary may also be subject to direct charges by the financial intermediary. You should ask your financial intermediary about the amount and nature of these fees before investing.

+ The minimum initial investment for the Investor Class of the Fund is $2,500 and the minimum initial investment for the Institutional Class is $100,000. At the sole discretion of the Adviser, the initial and any additional investment minimums may be waived for certain investors. Each class is subject to a minimum account size (see “Minimum Investments”).

[1]

Because the Fund is new, “Other Expenses” are based on estimated amounts expected to be incurred during the current fiscal year. In addition to direct expenses incurred by the Fund, “Other Expenses” includes an indirect expense of less than 0.01% expected to

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be incurred for the current fiscal year as a result of the Fund’s investment in one or more underlying acquired funds. Indirect expenses of the Fund are not subject to waiver and do not factor into the Fund’s Fee Reimbursement. You may also be subject to certain wire fees upon redemption (see “How to Redeem Shares”).

[2]

The Adviser has contractually agreed, for a period of one year from the commencement of the Fund’s operations, to defer receipt of advisory fees and/or reimburse Fund expenses in order to limit Net Annual Fund Operating Expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) to 1.40% and 0.95% of the average daily net assets of the Investor Class and Institutional Class, respectively, subject to later reimbursement by the respective classes in certain circumstances (the “Expense Cap Agreement”). In general, for a period of up to 36 months from the time of any deferral, reimbursement, or payment pursuant to the above-described contractual expense limitations, the Adviser may recover from each class of the Fund fees deferred and expenses paid to the extent that such repayment would not cause the Net Annual Fund Operating Expenses of each class to exceed the contractual expense limitation amounts set forth above, but any repayment will not include interest. Acquired fund fees and expenses are not subject to deferral and do not factor into the Fund’s contractual expense limitation. The Expense Cap Agreement can only be terminated by the independent Trustees of the Fund. Net Annual Fund Operating Expenses are calculated as a percentage of net assets.

Example

This Example will help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example makes certain assumptions. It assumes that you invest $10,000 as an initial investment in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. It also assumes that your investment has a 5% total return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

	1 Year	3 Years
Investor Class	$143	$444
Institutional Class	$97	$303

The Example reflects the impact of the Fund’s contractual expense limitation for a period of at least one year. The Example should not be considered a representation of past or future expenses, as actual expenses may be greater or lower than those shown.

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MANAGEMENT OF THE FUNDS

The Investment Adviser

Third Avenue Management LLC, 622 Third Avenue, New York, NY 10017, is the investment adviser for the Fund. The Adviser manages the Fund’s investments, provides various administrative services and supervises the Fund’s daily business affairs, subject to the authority of the Board of Trustees of Third Avenue Trust (the “Trust”). The Adviser provides investment advisory or sub-advisory services to four other investment portfolios of the Trust and seven other open-end U.S. mutual funds with aggregate assets in excess of $10.5 billion as of May 31, 2009. The Adviser may compensate out of its own resources certain intermediaries for shareholder servicing and/or distribution services to the Fund. The Adviser or its predecessor has been an investment adviser for mutual funds since its organization in 1986. It is anticipated that the Fund may place a substantial majority of its securities transactions through the Adviser’s affiliated broker-dealer, M.J. Whitman LLC, which also serves as distributor of the Fund. It is also expected that the Fund may place many private debt trades through another affiliate, Private Debt LLC. The Fund and the Adviser have adopted policies and procedures designed to enable these trades to be executed in conformity with relevant regulatory requirements and with the Adviser’s duty to seek best execution. Commissions generated from these transactions are not intended to compensate M.J. Whitman LLC or Private Debt LLC for any services or other arrangements other than execution. Affiliated Managers Group, Inc. owns an indirect majority equity interest in the Adviser, M.J. Whitman LLC and Private Debt LLC.

Advisory Fees

Third Avenue Focused Credit Fund will pay the Adviser an annual fee equal to 0.75% of its average daily net assets subject to waivers and reimbursements, if any, as described under “Fees and Expenses” above.

Portfolio Manager

The Statement of Additional Information (“SAI”) provides additional information about the portfolio managers’ compensation, additional accounts that they manage, and ownership of shares in the Fund.

Jeffrey J. Gary

Mr. Gary has been the portfolio manager of the Fund since its inception. Mr. Gary has more than 20 years of investment experience in high-yield, long/short credit and distressed investment strategies, including the last twelve years as a senior portfolio manager. Mr. Gary’s experience includes managing numerous high yield and credit-related mutual funds. Prior to joining Third Avenue, Mr. Gary joined BlackRock Financial in 2003 as the head of the high yield and distressed investment team. In this role, Mr. Gary helped manage and grow high yield and distressed assets from approximately $3 billion to a peak of approximately $17 billion. Previously, he was a senior high yield and distressed portfolio manager at AIG/American General and Koch Industries. Earlier in his career, Mr. Gary was a distressed analyst at Cargill Financial, Vice President of Corporate Finance responsible for restructuring and workouts at Mesirow Financial, a senior analyst at Citigroup, and a senior auditor at PricewaterhouseCoopers.

Mr. Gary holds an M.B.A. from Northwestern University’s Kellogg School of Management, and a B.S. in accounting from Penn State University. He is a Certified Public Accountant (inactive).

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HOW TO CHOOSE A SHARE CLASS

Investors can choose from among two classes of shares of the Fund: Investor Class and Institutional Class. As described above, the classes differ to the extent they bear certain class specific minimums and expenses. When choosing a share class, it is important to consider your method of investing, directly with the Fund or through certain broker-dealers or other financial intermediaries, the amount you plan to invest and the expenses of each class.

Investor Class

The minimum initial investment for this class is $2,500. The Investor Class shares have no up-front sales charges or deferred sales charges. Your entire amount invested purchases Fund shares at the Investor Class’ net asset value (“NAV”) per share. Shareholders in the Investor Class shares also pay distribution (12b-1) fees of 0.25%. See below for more information on distribution fees (12b-1) fees and shareholder servicing fees.

Institutional Class

The minimum initial investment for this class is $100,000. Institutional Class shares have no up-front sales charges or deferred sales charges. Your entire purchase price is invested in Fund shares at the NAV per share of the Institutional Class. Shareholders in the Institutional Class shares do not pay any distribution (12b-1) or service fees.

Converting from Investor Class to Institutional Class Shares

If the current market value of your account in the Investor Class is at least $100,000, you may elect to convert that account from Investor Class to Institutional Class shares at relative net asset value. Converting from Investor Class to Institutional Class shares may not be available at certain financial intermediaries, in addition there may be additional costs associated with this exchange charged by your financial intermediary. Because the net asset value per share of the Institutional Class shares may be higher or lower than that of the Investor Class shares at the time of conversion, although the total dollar value will be the same, a shareholder may receive more or less Institutional Class shares than the number of Investor Class shares converted. You may convert from Investor Class to Institutional Class shares by calling Third Avenue Funds at 1-800-443-1021 or your financial intermediary where you hold the fund.

If the market value of your Institutional Class shares account declines to less than $100,000 due to a redemption or exchange, we may convert your Institutional Class shares into Investor Class shares at relative net asset value. Although the total dollar value will be the same, a shareholder may receive more or less Investor Class shares than the number of Institutional Class shares converted. See “Redemption by the Fund” in this prospectus.

A conversion from Investor Class shares to Institutional Class shares or from Institutional Class shares to Investor Class shares pursuant to the preceding paragraphs should generally not be a taxable exchange for federal income tax purposes.

INVESTING THROUGH AN INTERMEDIARY

If you invest through a third party such as a bank, broker-dealer, trust company or other financial intermediary, rather than directly with the Fund, certain purchase and redemption policies, fees, and minimum investment amounts may differ from those described in this Prospectus. The Fund may also participate in programs with national brokerage firms that limit or eliminate a shareholder’s transaction fees, and the Investor Class shares may pay fees to these firms in return for services provided by these programs to shareholders. The shareholder servicing fees are paid out of the assets of the Investor Class shares on an ongoing basis and will increase the cost to shareholders who invest in Investor Class shares.

The Adviser and/or the Distributor (defined below) may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries or service providers in connection with the sale or retention of Fund shares and/or shareholder servicing. This compensation may provide such affiliated or unaffiliated entities with an incentive to favor sales of shares of the Fund over other investment options. Any such payments will not change the NAV or the price of the Fund’s shares.

DISTRIBUTION (12b-1) AND SERVICING FEES

The Fund has adopted a Distribution and Service Plan (the “Plan”) for the Investor Class shares that allows the Investor Class to pay fees for selling and distributing its shares and for providing service to its respective shareholders. The distribution fees are paid to M.J. Whitman LLC (the “Distributor”) to cover the Investor Class’ sales, marketing, and promotional expenses and servicing fees are paid for assistance in connection with inquiries relating to shareholder accounts of the Investor Class. Because these distribution fees and servicing fees, if any, are deducted from the net assets of the Investor Class on an ongoing basis, they have the effect of increasing the cost of your investment the longer you hold it and will result in lower total returns than an investment in the Institutional Shares of the Fund. The present plan calls for the Investor Class to pay a 0.25% distribution (12b-1) fee and allows for a shareholder servicing fee of up to 0.25% subject to the approval of the Board of Trustees. No shareholder servicing is currently imposed.

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HOW TO PURCHASE SHARES

Price of Shares

The price you will pay for a share of a class of the Fund is the NAV per share of that class. NAV is calculated on each day that the New York Stock Exchange (“NYSE”) is open as of the close of regular trading, normally 4:00 p.m., Eastern time. The NAV of each class of the Fund is determined by dividing the value of its allocable shares of portfolio securities, cash, and other assets, including accrued interest and dividends, owned by the Fund, less all liabilities of the class, including its accrued expenses, by the total number of outstanding shares of the class. Your order will be priced at the next NAV calculated following receipt of your transaction in good order by the transfer agent or your broker-dealer or other financial intermediary. For a transaction to be considered in “good order”, all required information must be provided, required authorized signatures must be included, and payment must be in a form acceptable as per the “Paying for Shares” section of this prospectus. Your order will be deemed to be received before the close of trading if the order was received before that time by the transfer agent or by certain broker-dealers or financial intermediaries.

The Fund will generally value securities using the most readily available market price. The Fund’s investments are generally valued at market value. Certain short-term securities with maturities of 60 days or less are valued based on amortized cost. Illiquid securities and other securities and assets for which market quotations are not readily available or are deemed unreliable are valued at “fair value”, as determined in good faith by or in accordance with procedures adopted by the Board of Trustees. These types of assets can include high-yield bonds, defaulted securities and private investments that do not trade publicly, among other things. The Fund’s procedures call for a valuation committee of the Adviser to make a determination of fair value based on the committee members’ judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees. Details of fair valuation methodologies and determinations for all fair valued positions constituting greater than 0.5% of the net assets of the Fund are reviewed by the Trustees of the Third Avenue Trust (the “Trust”) on a quarterly basis. Details of fair valuation methodologies and determinations for all fair valued positions are reviewed at least annually.

If the principal market for a security has closed before the time as of which the NAV is being calculated, the Fund, pursuant to procedures approved by the Board of Trustees, may consider information regarding more recent trades on other markets along with other factors. This means that NAV may be based, at least in part, on prices other than those determined as of the close of the principal markets in which such assets trade. Foreign securities held by the Fund generally trade on foreign markets which may be open on days when the NYSE is closed. This means that the value of the Fund’s portfolio securities can change on a day on which you cannot purchase or redeem your shares.

Purchasing Shares

The Fund is open for business each day the NYSE is open for trading. Shares of the Fund can be purchased either directly from the Fund, or through certain broker-dealers or financial intermediaries, so long as they have a selling agreement with the Fund’s Distributor. The Fund generally will not accept new account applications to establish an account with a non-U.S. address (Army post office/Fleet post office and U.S. territories are acceptable) or for a non-resident alien.

The Adviser utilizes a portion of its assets to pay all or a portion of the charges of various programs that make shares available to their customers. Subject to tax limitations and approval by the Board of Trustees the Fund may pay a portion of these charges representing savings of expenses the Fund would otherwise incur in maintaining separate shareholder accounts for those who invest in the Fund through these programs.

To purchase Investor or Institutional Class shares directly from the Fund, you need to complete and sign an account application and send it, together with your payment for the shares, to the Fund’s transfer agent, PNC Global Investment Servicing (“PNC” or the “transfer agent”). See page 11 for mailing instructions.

To purchase Investor or Institutional Class shares from a broker-dealer, the broker-dealer must be a member of the Financial Industry Regulatory Authority (“FINRA”) and have entered into a selling agreement with the Fund’s distributor, M.J. Whitman LLC. You may or may not need to complete and sign an account application when purchasing through a broker-dealer or financial intermediary, depending on its arrangements with the Fund. The Fund reserves the right to reject any purchase order.

To purchase additional shares via Automated Clearing House (“ACH”), contact PNC at (800) 443-1021, Option 1, to initiate an electronic transfer from your bank account. You may establish electronic transfer capabilities on your account application or by sending written instructions to PNC. Your initial investment cannot be made by electronic transfer. Assuming PNC or the Fund properly act on telephone or Internet instructions and follow reasonable procedures to protect against unauthorized transactions, neither PNC nor the Fund will be responsible for any losses due to telephone or Internet transactions. You may be responsible for any fraudulent telephone or Internet order as long as PNC or the Fund takes reasonable measures to verify the order.

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Telephone purchase orders will only be accepted from financial institutions which have been approved previously by the Fund or the Adviser, or by investors who have established ACH capabilities for an account.

Shareholders with existing Third Avenue Management Mutual Fund accounts may purchase additional shares directly through the Fund’s website at www.thirdave.com. To choose this option, complete the Online Account Access section of the New Account Application (the “Application”) or make subsequent arrangements in writing. Only bank accounts held at domestic institutions that are ACH members may be used for Internet transactions. All ACH transactions will be considered in good order on the date the payment for shares is received by the Fund. This process may take up to 48 hours from the time the Shareholder places the order with PNC. You may not make your initial purchase of Fund shares via the Internet. The Fund may alter, modify or terminate the Internet purchase option at any time.

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Paying for Shares by Mail

Initial Payments

If you are sending documents via U.S. mail, initial payments, together with your account application, should be sent to:

Third Avenue Funds c/o PNC Global Investment Servicing P.O. Box 9802 Providence, RI 02940-5215

or via express delivery, registered or certified mail to:

Third Avenue Funds c/o PNC Global Investment Servicing 101 Sabin Street Pawtucket, RI 02860-1427

Additional Payments

If you are sending documents via U.S. mail, additional payments, together with the payment stub from your account statement, should be sent to:

Third Avenue Funds c/o PNC Global Investment Servicing P.O. Box 9802 Providence, RI 02940-5215

or via express delivery, registered or certified mail to:

Third Avenue Funds c/o PNC Global Investment Servicing 101 Sabin Street Pawtucket, RI 02860-1427

Paying for Shares by Wire

Prior to sending a wire, please notify PNC at (800) 443-1021, Option 1 to insure proper credit to your account.

Direct your bank to wire funds as follows:

PNC Bank ABA #: 031000053 Acct#: 8606905687

For further credit to: Third Avenue Focused Credit Fund (specify Class) (shareholder’s name, exact account title and Fund number and account number).

Heavy wire traffic over the Federal Reserve System may delay the arrival of purchase orders made by wire.

Minimum Investments

The minimum initial investment for the Investor Class of the Fund is $2,500 and the minimum initial investment for the Institutional Class is $100,000. Additional investments for either class must be at least $1,000 for a regular account and $200 for an Individual Retirement Account (“IRA”), unless you use the Fund’s Automatic Investment Plan. Under this plan, a predetermined amount, selected by you, will be deducted from your checking account. Additional investments under this plan are subject to a monthly minimum of $200. The Automatic Investment Plan option may be elected on the Application.

Transactions made through your broker-dealer or other financial intermediary may be subject to charges imposed by the broker-dealer or financial intermediary, who may also impose higher initial or additional amounts for investment than those established by the Fund. At the sole discretion of the Adviser, the initial and any additional investment minimums may be waived for certain investors.

Paying for Shares

When purchasing shares directly from the Fund, you may pay by check payable to the Fund. The Fund will only accept checks drawn in U.S. currency on a domestic bank. Starter checks on newly established bank accounts will not be accepted. The Fund will not accept any of the following cash equivalents: money orders, travelers checks, cashier checks, bank checks, official checks and treasurers checks, foreign bank drafts, payable through checks or third party checks, or other third party transactions. You will be charged (minimum of $20) for any check used for the purchase of Fund shares that is returned unpaid. If you purchase Fund shares by check, you may not receive redemption proceeds until there is a reasonable belief that the check has cleared, which may take up to fifteen calendar days after the purchase date. If you purchase shares through a broker-dealer or other financial intermediary, they are responsible for forwarding or arranging payment promptly.

The Fund reserves the right to cancel any purchase order and will do so, under ordinary circumstances, within 48 hours of receipt of the order. In the interest of economy and convenience to investors, the Fund does not issue certificates representing Fund shares.

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Individual Retirement Accounts

If you want to set up an IRA, you may obtain a Fund IRA Application and additional required forms by contacting PNC at (800) 443-1021, Option 1, or on the Fund’s website at www.thirdave.com. The account will be maintained by the custodian, PFPC Trust, which will be renamed PNC Trust Company effective June 7th, 2010, which currently charges your account an annual maintenance fee of $12. Fees are subject to change by PNC Global Investment Servicing. Annual maintenance fees will automatically be deducted from the IRA account, unless a check for the fees is received by PNC prior to December 15th of each year.

Other Retirement Plans

If you are self-employed, you may be able to purchase shares of the Fund through tax-deductible contributions to retirement plans for self-employed persons, known as Keogh Plans. However, the Fund does not currently act as a sponsor or administrator for such plans.

Fund shares may also be purchased for other types of qualified pension or profit sharing plans which are employer-sponsored, including deferred compensation or salary reduction plans, known as 401(k) Plans, which give participants the right to defer portions of their compensation for investment on a tax-deferred basis until distributions are made. However, the Fund does not currently act as a sponsor or administrator for such plans.

Distribution Arrangements

The Adviser or its affiliates pay certain costs of marketing the Fund out of its own resources. The Adviser or its affiliates may also share with third party intermediaries certain marketing expenses or pay for the opportunity to distribute the Fund; sponsor informational meetings, seminars and client awareness events; and support marketing materials or business building programs. The Adviser or its affiliates may also pay amounts from their own resources to third parties, including brokerage firms, banks, financial advisors, retirement plan service providers, and other financial intermediaries for providing record keeping, subaccounting, transaction processing and other administrative services. These administrative payments are in addition to any fees that may be paid by the Fund for these types of services or other services.

The amount of these payments is determined from time to time by the Adviser and may differ among such financial intermediaries. Such payments may provide incentives for such parties to make shares of the Fund available to their customers, and may result in the Fund having greater access to such parties and their customers than would be the case if no payments were made. These payment arrangements will not change the price an investor pays for shares of the Fund or the amount that the Fund receives to invest on behalf of the investor.

You may wish to inquire whether such arrangements exist when purchasing or selling or evaluating any recommendations to purchase or sell shares of the Fund through any intermediary.

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HOW TO REDEEM SHARES

General

You may redeem your shares on any day during which the NYSE is open, either directly from the Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated as of a time after your order is received in good order by the Fund or its designees. Redemption requests that contain a restriction as to the time, date or share price at which the redemption is to be effective will not be honored. You can redeem less than all of your shares, but if you retain shares with a value below a minimum amount (as determined by the Adviser), your account may be closed at the discretion of the Adviser. See Redemption By The Fund”.

By Mail

If you are sending documents via U.S. mail, send a written request to:

Third Avenue Funds
c/o PNC Global Investment Servicing
P.O. Box 9802
Providence, RI 02940-5215

If you are sending documents via express delivery, registered or certified mail, send a written request to:

Third Avenue Funds
c/o PNC Global Investment Servicing
101 Sabin Street
Pawtucket, RI 02860-1427

Written redemption requests must be submitted and signed exactly as the account is registered. Such requests may require a signature guarantee and additional documents. See “Signature Guarantees/Other Documents.”

Telephone Redemption Service

You may redeem shares by telephone by electing this service on the Application. You may thereafter redeem shares on any business day by calling PNC at (800) 443-1021, Option 1, until the close of the NYSE, normally 4:00 p.m., Eastern time.

Redemption proceeds will be mailed to your address of record, or if previously established, sent to your bank account via wire or ACH.

The Fund and PNC will not be liable for following telephone instructions reasonably believed to be genuine. In this regard, PNC will require personal identification information before accepting a telephone redemption order.

Please contact your broker-dealer or other financial intermediary for information on how to redeem your shares through them. A shareholder may incur a brokerage fee for such a transaction, no part of which is received by the Adviser or the Fund.

Fees

You will not be charged for redeeming your shares directly from the Fund, except as described below under “Early Redemption Fee.” The transfer agent currently charges a wire fee of $9 for payment of redemption proceeds by federal funds wire. The transfer agent will automatically deduct the wire fee from the redemption proceeds. Broker-dealers handling redemption transactions generally will charge a service fee.

Redemption by the Fund

The Fund has the right to redeem your shares at current NAV at any time and without prior notice if and to the extent that such redemption is necessary to reimburse the Fund for any loss sustained by reason of your failure to make full payment for shares of the Fund you previously purchased or subscribed for. The Trust reserves the right to redeem a shareholder account, other than an IRA account, (after 30 days’ prior written notice and the opportunity to reestablish the account balance) when the value of the Fund’s shares in the account falls below $500 with respect to Investor Class shares of the Fund (except for IRA’s) or falls below $25,000 with respect to Institutional Class shares of the Fund due to redemptions. Whether the Trust will exercise the right to redeem shareholder accounts will be determined by the Adviser on a case-by-case basis.

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Payment of Redemption Proceeds

The Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. You should note that your request for redemption of recently purchased Fund shares that have been paid for by check may be rejected if the check has not cleared, which may take up to fifteen calendar days after the purchase date.

Wired Proceeds

If you request payment of redemption proceeds by wire transfer, payment will be transmitted only on days that commercial banks are open for business and only to the bank and account previously authorized by you on your application or separate signature guaranteed letter of instruction. Neither the Fund, nor the transfer agent, will be responsible for any delays in wired redemption proceeds due to heavy wire traffic over the Federal Reserve System.

Signature Guarantees/Other Documents

For documents requiring a signature guarantee, such guarantee must be obtained from an “eligible guarantor institution”, which includes certain banks, brokers, dealers, credit unions, securities exchanges and associations, clearing agencies and savings associations participating in a signature guarantee program recognized by the Securities Transfer Association (a “Medallion Guarantee”). A notary public is not an acceptable guarantor. Signature guarantees are required on any:

1.	request for redemption, payable to the registered shareholder involving $100,000 or more,

2.	redemption proceeds payable to and/or mailed to other than the registered shareholder, or

3.	requests to transfer shares.

The three “recognized” medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), and NYSE, Inc. Medallion Signature Program (NYSE MSP).

Additional documents may be required when shares are registered in the name of a corporation, partnership, association, agent, fiduciary, trust, estate or other organization. Additional tax documents may also be required in the case of redemptions from IRA accounts maintained at PNC. For further information, call PNC toll free at (800) 443-1021, Option 1.

Changing Information

If you did not previously elect the Telephone Redemption Service on your application, or wish to change any information previously provided to the Fund (including the bank to which redemption proceeds are to be wired), or wish to add information to establish electronic transfer capabilities (ACH), you must submit a signature guaranteed letter of instruction. This is designed to protect you and the Adviser from fraud.

Systematic Withdrawal Plan – For Investor Class only

If you own or are purchasing shares of the Fund having a current value of at least $10,000, you may participate in a Systematic Withdrawal Plan. This plan provides for automatic redemption of at least $100 monthly, quarterly, semi-annually, or annually. You may establish a Systematic Withdrawal Plan by sending a letter to PNC. Notice of all changes concerning the Systematic Withdrawal Plan must be received by PNC at least two weeks prior to the next scheduled payment. Further information regarding the Systematic Withdrawal Plan and its requirements can be obtained by contacting PNC at (800) 443-1021, Option 1.

Frequent Trading and Early Redemption Fee

The Fund is intended for long-term investors and not for those who wish to trade frequently in their shares. The Fund will not knowingly accommodate frequent trading in Fund shares. The Board of Trustees of the Trust has adopted policies and procedures designed to prevent frequent trading in Fund shares, commonly referred to as “market timing,” because such activities are disruptive to the management of the Fund’s portfolio, and may increase Fund expenses and negatively affect the Fund’s performance. The Fund believes that excessive short-term trading of Fund shares creates risks for the Fund and its long-term shareholders, including interference with efficient portfolio management, increased administrative and brokerage costs, and dilution in the value of its shares from traders seeking short-term profits from market momentum, time-zone arbitrage and other timing strategies.

The procedures of the Fund require that the Adviser monitor the trading activities of Fund accounts on a regular basis. If the Adviser determines, in its sole discretion, that an account shows a pattern of excessive trading and/or excessive exchanging among the Fund, and the other funds of the Trust, it will then review the account’s activities and will bar the shareholder from future purchases, including purchases by exchange. The Fund’s Adviser will also notify the Fund’s transfer agent of any of these restrictions and will keep the Board of Trustees informed quarterly regarding the implementation of these frequent trading policies and procedures. The Fund reserves the right to refuse a purchase order (including an order placed as part of an exchange) for any reason if the Adviser

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believes, in its sole discretion, that a shareholder is engaging in short-term trading activities that may be harmful to the Fund and its shareholders. Transactions accepted by a financial intermediary from a shareholder who has previously been barred from future purchases are not deemed accepted by the Fund and may be cancelled or revoked by the Fund. In the event that any purchase order is refused or revoked, the purchase price will be refunded as soon as possible. For example, if you purchase your shares on September 15th you will be charged a fee for any redemptions made on or prior to September 14th of the following year.

To discourage frequent short-term trading in Fund shares, the Fund imposes a 2.00% of net asset value redemption fee on redemptions, including exchanges to other funds of the Trust with respect to Fund shares held for less than one year. This redemption fee is assessed and retained by the Fund for the benefit of the remaining shareholders. The redemption fee is not a sales charge and is not paid to the Adviser or any third party. The redemption fee applies to redemptions from the Fund and exchanges from one Fund to another fund of the Trust, but not to redemptions of shares acquired through dividend or capital gain distributions which have been automatically reinvested into the Fund. The Fund reserves the right to modify the terms of, or terminate, this fee at any time.

The fee is applied to the shares being redeemed or exchanged in the order in which they were purchased. For this purpose, shares will be treated as redeemed as follows: first, reinvested shares; second, shares held more than one (1) year after issuance; and third, shares held for less than one year after issuance.

The Fund will/may not impose redemption fees in the following situations:

•	on required minimum distributions from IRA and other retirement accounts (where it is operationally feasible),

•	in certain rare hardship situations, such as death or disability, that have been approved by the Adviser and are reported to the Board, or

•

on transactions by shareholders holding shares through an omnibus account, third-party intermediary or broad-based benefit plan if: the intermediary has represented to the Fund that it will track and remit the redemption fees, or the Fund has determined that policies and procedures reasonably designed to prevent short-term trading in Fund shares by participants in the program or plan are in effect. Examples of this type of exception are asset allocation programs that rebalance periodically, systematic withdrawal plans and broad-based benefit plans that appropriately restrict the frequency with which participants can redeem or exchange their interests in the Fund.

The Fund monitors activity at the omnibus level in order to try to identify unusual trading patterns that may indicate short-term trading by individual accounts within the omnibus account. If the Fund does identify such activity, the Fund may instruct the intermediary to code the individual account “Redemption Only”. If the Fund determines that an account, plan or intermediary may not be acting properly to prevent short-term trading, the Fund has the right to access information about beneficial shareholder transactions in accounts held through omnibus accounts, benefit plans or other intermediaries and intend to do so. The Fund reserves the right to remove any waiver granted to such a party. Utilizing these information rights will assist the Fund in preventing short-term trading, assessing redemption fees and administering or revoking waivers, although there is always some risk that a shareholder acting through such an intermediary might be able to engage in short-term trading to the detriment of the Fund without having to pay a redemption fee.

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HOW TO EXCHANGE SHARES

Inter-Fund Exchange Privilege

You may exchange shares of one fund of the Trust for shares of another fund of the Trust, in writing or by telephone, at NAV without the payment of any fee or charge, except that a fee will be applicable upon the following: the exchange of shares of Third Avenue Focused Credit Fund held for less than one year after issuance, or the exchange of shares of Third Avenue Value Fund, Third Avenue Real Estate Value Fund, Third Avenue Small-Cap Value Fund or Third Avenue International Value Fund held for sixty days (60) or less after issuance. See “How to Redeem Shares — Frequent Trading and Early Redemption Fee” for details. An exchange is considered a sale of shares and may result in capital gain or loss for federal and state income tax purposes. If you want to use this exchange privilege, you should elect the service on your Application.

If the Fund or its designees receives exchange instructions in writing, by telephone at (800) 443-1021, or by Internet at www.thirdave.com (Internet option not available for Institutional Class shares) in good order by the valuation time on any business day, the exchange will be effected that day. For an exchange request to be in good order, it must include your name as it appears on the account, the account number, the amount to be exchanged, the names of the fund from which the exchange is to be made and a signature guarantee as may be required.

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DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES

The Fund will elect to be treated, and intends to qualify and continue to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income that it distributes to its shareholders. As a regulated investment company, the Fund is not allowed to utilize any net operating loss deduction realized in a taxable year in computing investment company taxable income in any prior or subsequent taxable year. The Fund is allowed, however, to carry forward any net capital loss for eight years. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income (including capital gain dividends designated by the Fund and credited to the shareholder but retained by the Fund), and all of any ordinary income and net capital gain from previous years that was not distributed and upon which no tax was paid, then the Fund will be subject to a 4% excise tax on the undistributed amounts. The Fund intends to pay dividends from income it earns on its investments (less expenses) on a quarterly basis, beginning December 2009. The Fund intends to make capital gains distributions, if any, typically in December of each year. The Fund may pay additional distributions at other times in order to avoid the excise tax discussed above.

Distributions from investment company taxable income, which includes short-term capital gains, are subject to tax as ordinary income. A portion of these distributions may constitute “qualified dividend income” to individual shareholders, and corporate shareholders may be able to claim the corporate dividends received deduction with regard to a portion of such distributions. Distributions of net long-term capital gain are subject to tax as a long-term capital gain regardless of the length of time you have held Fund shares. For individuals, short-term capital gains and ordinary income, other than qualified dividend income, will currently be taxed at a maximum federal rate of 35% while long-term gains and qualified dividend income received in taxable years beginning before 2011generally will be taxed at a maximum federal rate of 15%.

The Fund will notify you of the tax status of ordinary income dividends and capital gain dividends and other distributions after the end of each calendar year. Shareholders receiving distributions in the form of additional shares will be treated for federal income tax purposes in the same manner as if they had received cash distributions equal in value to the shares received and will have a cost basis for federal income tax purposes in each share received equal to the NAV of a share of the applicable class of the Fund on the date of distribution.

If you purchase shares at a time when the Fund has realized income or capital gains which have not yet been distributed, the subsequent distribution may result in taxable income to you even though such distribution may be, for you, the economic equivalent of a return of capital.

You will generally recognize taxable gain or loss on a sale, exchange or redemption of shares in an amount equal to the difference between the amount received and your basis in such shares. This gain or loss will generally be capital and will be long-term capital gain or loss if the shares were held for more than one year. Any loss recognized by shareholders upon a taxable disposition of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such shares. A loss realized on the disposition of shares of the Fund will be disallowed to the extent identical (or substantially identical) shares are acquired in a 61-day period beginning 30 days before and ending 30 days after the date of such disposition. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss. You should be aware that an exchange of shares in the Fund for shares in other funds operated by the Trust is treated for federal income tax purposes as a sale and a purchase of shares, which may result in recognition of a gain or loss and be subject to federal income tax.

The SAI contains a more detailed summary of the federal tax rules that apply to the Fund and its shareholders. Legislative, judicial or administrative action may change the tax rules that apply to the Fund and/or its shareholders and any such change may be retroactive.

The preceding discussion is meant to be only a general summary of the potential federal income tax consequences of an investment in the Fund by U.S. shareholders. The tax law is subject to revision and special rules may apply depending upon your specific tax status or if you are investing through a tax-deferred retirement account.

You should consult your tax advisers as to the federal, state, local and non-U.S. tax consequences to you of ownership of shares of the Fund.

Distribution Options

You should specify on your Application how you wish to receive distributions. If no election is made on the Application, all distributions will automatically be reinvested. The Fund offers four options:

(1)	income dividends and capital gain distributions paid in cash;

(2)	income dividends paid in cash with capital gain distributions reinvested;

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(3)	income dividends reinvested with capital gain distributions paid in cash; or

(4)	both distributions automatically reinvested in additional shares of that Fund.

Any distribution payments returned by the post office as undeliverable will be reinvested in additional shares of the applicable class of the Fund at the NAV next determined.

Withholding

The Fund may be required to backup withhold on taxable dividend and certain other payments to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number), and make certain certifications, or who are otherwise subject to backup withholding. Investors should be sure to provide this information when they complete the Application. Backup withholding is not an additional tax. Any amount withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability.

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SHAREHOLDER SERVICES

The Fund provides you with helpful services and information about your account:

•	A confirmation after every transaction (other than certain dividends, distributions, and reinvestments, for which you receive a statement within ten days of the quarter end);

•	An annual account statement reflecting all transactions for the year;

•	Tax information mailed after the close of each calendar year;

•	Financial statements of the Fund, mailed at least twice a year;

•	Shareholder quarterly reports and shareholder letters mailed four times a year;

•	24-hour automatic voice response service; and

•	Online account access through the Fund’s web site: www.thirdave.com.

You may choose to receive shareholder quarterly reports and shareholder letters by email rather than hard copy by signing up for e-delivery at www.thirdave.com. The Fund’s most recent reports are available online at www.thirdave.com.

The Fund pays for shareholder services but not for special services, such as requests for historical transcripts of accounts. PNC currently charges $10 per year for duplication of historical account activity records, with a maximum fee of $100.

Telephone Information

Your Account

Questions about your account, purchases, redemptions and distributions can be answered by PNC Monday through Friday, 9:00 a.m. to 7:00 p.m., Eastern time. Call toll free (800) 443-1021, Option 1, or (610) 382-7819.

The Fund

Questions about the Fund and literature requests can be answered by the Fund’s telephone representatives Monday through Friday, 9:00 a.m. to 7:00 p.m., Eastern time. Call toll free (800) 443-1021, Option 1, or (610) 382-7819.

To Redeem Shares

To redeem shares by telephone, call PNC prior to 4:00 p.m., Eastern time on the day you wish to redeem. Call toll free (800) 443-1021, Option 1, or (610) 382-7819.

Transfer Of Ownership

You may transfer Fund shares or change the name or form in which the shares are registered by writing to PNC. The letter of instruction must clearly identify the account number, name(s) and number of shares to be transferred, and provide a certified tax identification number by way of a completed new Application and W-9 form, and include the signature(s) of all registered owners, and any share certificates issued. The signature(s) on the transfer instructions or any stock power must be guaranteed as described under “Signature Guarantees/Other Documents.”

Portfolio Disclosure

A description of the policies with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI and on the Fund’s website at www.thirdave.com.

Third Avenue Funds
622 Third Avenue
New York, NY 10017
Phone (212) 888-5222
Toll Free (800) 443-1021
www.thirdave.com

Investment Adviser
Third Avenue Management LLC
622 Third Avenue
New York, NY 10017

FOR MORE INFORMATION

More information on the Third Avenue Funds is available free upon request, including the following:

•

Shareholder reports — Additional information about the Fund’s investments is available in the Fund’s Annual and Semi-Annual Reports to Shareholders. The Fund’s Annual Report to Shareholders contains a discussion of the market conditions and investment strategies that significantly affected the Fund’s performances during the last fiscal year.

•

Statement of Additional Information (“SAI”) — The SAI provides more detailed information about the Fund, is on file with the Securities and Exchange Commission (the “SEC”), and is incorporated by reference (is legally considered part of this Prospectus).

You can obtain the SAI and the Fund’s Reports to Shareholders without charge, upon request, and otherwise make inquiries to the Fund by writing or calling the Fund at 622 Third Avenue, New York, NY 10017, (800) 443-1021 or (212) 888-5222.

The Fund’s Prospectus, SAI, Shareholder Reports and other additional information are available through the Fund’s website at www.thirdave.com

Information about the Fund, including the SAI, can be reviewed at the SEC’s Public Reference Room in Washington D.C. (phone 202-551-5850 for information). Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the e-mail address publicinfo@sec.gov, or by writing the SEC’s Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549. Reports and other information about the Fund are also available on the SEC’s Internet Web site (http://www.sec.gov).

The Trust’s SEC file number is 811-08039.

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION     SUBJECT TO COMPLETION
AUGUST 17, 2009

STATEMENT OF ADDITIONAL INFORMATION

DATED AUGUST 31, 2009

THIRD AVENUE FOCUSED CREDIT FUND

This Statement of Additional Information (SAI) is not a Prospectus and should be read together with the Fund’s Prospectus dated August 31, 2009. A copy of the Prospectus may be obtained without charge by writing to the Funds at 622 Third Avenue, New York, NY 10017, or by calling the Funds at (800) 443-1021 (toll free) or (212) 888-5222.

TABLE OF CONTENTS

GENERAL INFORMATION	1
INVESTMENT POLICIES	1
INVESTMENT RESTRICTIONS	16
MANAGEMENT OF THE TRUST	17
INVESTMENT ADVISER	22
INVESTMENT ADVISORY AGREEMENT	22
PORTFOLIO MANAGERS	24
DISTRIBUTOR	25
ADMINISTRATOR	25
CUSTODIAN	25
TRANSFER AND DIVIDEND PAYING AGENT	26
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	26
DISCLOSURE OF PORTFOLIO HOLDINGS	26
CODE OF ETHICS	26
PROXY VOTING POLICIES	26
PORTFOLIO TRADING PRACTICES	27
SHARE INFORMATION	28
PURCHASE ORDERS	28
REDEMPTION OF SHARES	29
REDEMPTION IN KIND	29
CALCULATION OF NET ASSET VALUE	29
DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES	29
FINANCIAL STATEMENTS	33
APPENDIX A	33

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GENERAL INFORMATION

This SAI is in addition to and serves to expand and supplement the current Prospectus of Third Avenue Focused Credit Fund (the “Fund”). The Fund is a series of the Third Avenue Trust (the “Trust”). The Trust is an open-end, non-diversified management investment company which currently consists of five separate investment series: THIRD AVENUE VALUE FUND, THIRD AVENUE SMALL-CAP VALUE FUND, THIRD AVENUE REAL ESTATE VALUE FUND, THIRD AVENUE INTERNATIONAL VALUE FUND, and the Fund (collectively, the “Funds”).

INVESTMENT POLICIES

The Prospectus discusses the investment objective of the Fund and the principal investment strategies to be employed to achieve that objective. This section contains supplemental information concerning certain types of securities and other instruments in which the Fund may invest, additional strategies that the Fund may utilize, and certain risks associated with such investments and strategies.

The Fund expects to invest in a broad range of securities and other instruments subject to the Fund’s principal investment strategy. The particular types of investments and the percentage of the Fund’s assets invested in each type will vary depending on where the Adviser, Third Avenue Management LLC (the “Adviser”), sees the most value at the time of investment. The following is a description of the different types of investments in which the Fund may invest and certain of the risks relating to those investments.

INVESTMENT IN DEBT SECURITIES

The Fund intends its investment in debt securities to be, for the most part, in securities which the Adviser believes will provide above-average total returns, which can be generated from a combination of sources, including capital appreciation, fees and interest income. In selecting debt instruments for the Fund, the Adviser seeks the following characteristics:

1)	Reasonable covenant protection, price considered and
2)	Total return potential substantially above that of a comparable credit.

In acquiring debt securities for the Fund, the Adviser generally will look for reasonable covenants which protect holders of the debt issue from possible adverse future events such as, for example, the addition of new debt senior to the issue under consideration. Also, the Adviser will seek to analyze the potential impacts of possible extraordinary events such as corporate restructurings, refinancings, or acquisitions. The Adviser will also use its best judgment as to the most favorable range of maturities. The Fund may invest in “mezzanine” issues such as non-convertible subordinated debentures.

The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality is increased, the market values of debt securities generally rise. Conversely, when interest rates rise or perceived credit quality is lowered, the market values of debt securities generally decline. The magnitude of these fluctuations will be greater when the average maturity of the portfolio securities is longer.

The fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage- and asset-backed and other fixed-income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, fixed-income instruments are experiencing liquidity issues, increased price volatility, credit downgrades and increased likelihood of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers that have exposure to the real estate, mortgage and credit markets particularly affected. These events and the continuing market upheavals may have an adverse effect on the Fund’s investments.

CONVERTIBLE SECURITIES

The Fund may invest in convertible securities, which are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a prescribed amount of equity securities (generally common stock) of the same or a different issuer within a particular period of time at a specified price or formula. Convertible securities have general characteristics similar to both fixed-income and equity securities. Yields for convertible securities tend to be lower than for non-convertible debt securities but higher than for common stocks. Although to a lesser extent than with fixed-income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying security and therefore also will react to variations in the general market for equity securities and the operations of the issuer. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. However, because of the subordination feature, convertible bonds and convertible preferred stock typically have lower ratings than similar non-convertible securities.

MORTGAGE-BACKED SECURITIES

The Fund may invest in mortgage-backed securities and derivative mortgage-backed securities, but do not intend to invest in “principal only” and “interest only” components. Mortgage-backed securities are securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The Adviser believes that, under certain circumstances, many mortgage-backed securities may trade at prices below their inherent value on a risk-adjusted basis and believes that selective purchases by the Fund may provide high yield and total return in relation to risk levels. The Fund intends to invest in these securities only when the Adviser believes, after analysis, that there is unlikely to be permanent impairment of capital as measured by whether there will be a money default by either the issuer or the guarantor of these securities.

As with other debt securities, mortgage-backed securities are subject to credit risk and interest rate risk. See “Investment in Debt Securities.” However, the yield and maturity characteristics of mortgage-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. The relationship between prepayments and interest rates may give some mortgage-backed securities less potential for growth in value than conventional fixed-income securities with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. If interest rates rise, borrowers may prepay mortgages more slowly than originally expected. This may further reduce the market value of mortgage-backed securities and lengthen their durations. Because of these and other reasons, a mortgage-backed security’s total return, maturity and duration may be difficult to predict precisely.

Mortgage-backed securities come in different classes that have different risks. Junior classes of mortgage-backed securities protect the senior class investors against losses on the underlying mortgage loans by taking the first loss if there are liquidations among the underlying loans. Junior classes generally receive principal and interest payments only after all required payments have been made to more senior classes. If the Fund invests in junior classes of mortgage-related securities, it may not be able to recover all of its investment in the securities it purchases. In addition, if the underlying mortgage portfolio has been overvalued, or if mortgage values subsequently decline, the Fund that invests in such securities may suffer significant losses.

Investments in mortgage-backed securities involve the risks of interruptions in the payment of interest and principal (delinquency) and the potential for loss of principal if the property underlying the security is sold as a result of foreclosure on the mortgage (default). These risks include the risks associated with direct ownership of real estate, such as the effects of general and local economic conditions on real estate values, the conditions of specific industry segments, the ability of tenants to make lease payments and the ability of a property to attract and retain tenants, which in turn may be affected by local market conditions such as oversupply of space or a reduction of available space, the ability of the owner to provide adequate maintenance and insurance, energy costs, government regulations with respect to environmental, zoning, rent control and other matters, and real estate and other taxes. The risks associated with the real estate industry will be more significant for the Fund to the extent that it invests in mortgage-backed securities. These risks are heightened in the case of mortgage-backed securities related to a relatively small pool of mortgage loans. If the underlying borrowers cannot pay their mortgage loans, they may default and the lenders may foreclose on the property. Finally, the ability of borrowers to repay mortgage loans underlying mortgage-backed securities will typically depend upon the future availability of financing and the stability of real estate values.

Mortgage-backed securities may be issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”) but also may be issued or guaranteed by other issuers, including private companies. Ginnie Mae is a government-owned corporation that is an agency of the U.S. Department of Housing and Urban Development. It guarantees, with the full faith and credit of the United States, full and timely payment of all monthly principal and interest on its mortgage-backed securities. Until recently, Fannie Mae and Freddie Mac were government-sponsored corporations owned entirely by private stockholders. Both issue mortgage-related securities that contain guarantees as to timely payment of interest and principal but that are not backed by the full faith and credit of the U.S. government. The value of the companies’ securities fell sharply in 2008 due to concerns that the firms did not have sufficient capital to offset losses. In September 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into conservatorship and the U.S. Treasury, through a secured lending credit facility and a senior preferred stock purchase agreement, enhanced the ability of each agency to meet its obligations.

The Fund’s investments in mortgage-based securities may include those that are issued by private issuers, and, therefore, may have some exposure to subprime loans as well as to the mortgage and credit markets generally. For mortgage loans not guaranteed by a government agency or other party, the only remedy of the lender in the event of a default is to foreclose upon the property. If borrowers are not able or willing to pay the principal balance on the loans, there is a good chance that payments on the related mortgage-related securities will not be made. Certain borrowers on underlying mortgages may become subject to bankruptcy proceedings, in which case the value of the mortgage-backed securities may decline. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles) and other entities that acquire and package mortgage loans for resale as mortgage-backed securities. Unlike mortgage-based securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself. However, there can be no guarantee that credit enhancements, if any, will be sufficient to prevent losses in the event of defaults on the underlying mortgage loans.

In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-backed securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans. The coupon rates and maturities of the underlying mortgage loans in a private-label mortgage-backed securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements. The risk of non-payment is greater for mortgage-backed securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. Privately issued mortgage-backed securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-backed securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

Recent disruption in the financial and credit markets has had and will continue to have severe long-term and expansive consequences, including a highly volatile and uncertain business environment. Risks of banking/financial services companies in particular include, but are not limited to, decreased asset values and impaired financial and mandatory operating ratios, losses of principal and interest on existing mortgages, loss of future revenues from a downturn in the volume of mortgage originations, securitizations and other directly and indirectly related business activity, a loss of collateral value, and slowdown in the housing and related industries generally. These factors and others may result in poor financial results, volatile and declining stock prices, and increased risk of bankruptcy and business failure generally for companies in the banking/financial services industry.

ASSET-BACKED SECURITIES

The Fund may invest in asset-backed securities that, through the use of trusts and special purpose vehicles, are securitized with various types of assets, such as automobile receivables, credit card receivables and home-equity loans in pass-through structures similar to, and having many of the same risks as, the mortgage-related securities described above. In general, the collateral supporting asset-backed securities is of shorter maturity than the collateral supporting mortgage loans and is less likely to experience substantial prepayments. However, asset-backed securities are not backed by any governmental agency.

COLLATERALIZED DEBT OBLIGATIONS

The Fund may invest in collateralized debt obligations (“CDOs”), which are securitized interests in pools of—generally non-mortgage—assets. Assets called collateral usually comprise loans or debt instruments. A CDO may be called a collateralized loan obligation (“CLO”) or collateralized bond obligation (“CBO”) if it holds only loans or bonds, respectively. Investors bear the credit risk of the collateral. Multiple tranches of securities are issued by the CDO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving ratings of A to AAA/Aaa and the latter receiving ratings of B to BBB/Baa. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

FLOATING RATE, INVERSE FLOATING RATE AND INDEX OBLIGATIONS

The Fund may invest in debt securities with interest payments or maturity values that are not fixed, but float in conjunction with (or inversely to) an underlying index or price. These securities may be backed by US Government or corporate issuers, or by collateral such as mortgages. The indices and prices upon which such securities can be based include interest rates, currency rates and commodities prices. However, the Fund will not invest in any instrument whose value is computed based on a multiple of the change in price or value of an asset or an index of or relating to assets in which the Fund cannot or will not invest.

Floating rate securities pay interest according to a coupon which is reset periodically. The reset mechanism may be formula based on, or reflect the passing through of, floating interest payments on an underlying collateral pool. Inverse floating rate securities are similar to floating rate securities except that their coupon payments vary inversely with an underlying index by use of a formula. Inverse floating rate securities tend to exhibit greater price volatility than other floating rate securities.

The Fund does not intend to invest more than 5% of each of its total assets in inverse floating rate securities. Floating rate obligations generally exhibit a low price volatility for a given stated maturity or average life because their coupons adjust with changes in interest rates. Interest rate risk and price volatility on inverse floating rate obligations can be high, especially if leverage is used in the formula. Index securities pay a fixed rate of interest, but have a maturity value that varies by formula, so that when the obligation matures a gain or loss may be realized. The risk of index obligations depends on the volatility of the underlying index, the coupon payment and the maturity of the obligation.

INVESTMENT IN HIGH-YIELD DEBT AND DISTRESSED SECURITIES

The Fund will invest a substantial amount of its assets in high-yield debt and distressed securities, which are securities rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”) and below BBB by Standard & Poor’s Ratings Group (“Standard & Poor’s”) and unrated debt securities of similar credit quality, commonly referred to as “junk bonds.” See also “Investment in Debt Securities” and “Restricted and Illiquid Securities.” Such securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation, and may in fact be in default. The Fund also invests in distressed securities, which the Adviser considers to be issued by companies that are, or might be, involved in reorganizations or financial restructurings, either out of court or in bankruptcy. The Fund’s investments in distressed securities typically involve the purchase of high-yield bonds, bank debt or other indebtedness of such companies. The ratings of Moody’s and Standard & Poor’s represent their opinions as to the credit quality of the securities they undertake to rate (see Appendix A for a description of those ratings). It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market price risk of these securities. In seeking to achieve its investment objective, the Fund depends on the Adviser’s credit analysis to identify investment opportunities. For the Fund, credit analysis is not a process of merely measuring the probability of whether a money default will occur, but also measuring how the creditor would fare in a reorganization or liquidation in the event of a money default.

Before investing in any high-yield debt or distressed instruments, the Adviser will evaluate the issuer’s ability to pay interest and principal, as well as the seniority position of such debt in the issuer’s capital structure vis-a-vis any other outstanding debt or potential debts. There appears to be a direct cause and effect relationship between the weak financial conditions of issuers of high yield bonds and the market valuation and prices of their credit instruments, as well as a direct relationship between the weak financial conditions of such issuers and the prospects that principal or interest may not be paid.

The market price and yield of bonds rated below Baa by Moody’s and below BBB by Standard & Poor’s are more volatile than those of higher rated bonds due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, general market liquidity, and the risk of an issuer’s inability to meet principal and interest payments. In addition, the secondary market for these bonds is generally less liquid than that for higher rated bonds.

Lower rated or unrated debt obligations also present reinvestment risks based on payment expectations. If an issuer calls the obligation for redemption, the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors.

The market values of these higher-yielding debt securities tend to be more sensitive to economic conditions and individual corporate developments than those of higher rated securities. Companies that issue such bonds often are highly leveraged and may not have available to them more traditional methods of financing. Under adverse economic conditions, there is a risk that highly-leveraged issuers may be unable to service their debt obligations or to repay their obligations upon maturity. Under deteriorating economic conditions or rising interest rates, the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken significantly than that of issuers of higher-rated securities. The Fund may also purchase or retain debt obligations of issuers not currently paying interest or in default (i.e., with a rating from Moody’s of C or lower or Standard & Poor’s of C1 or lower). In addition, the Fund may purchase securities of companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. Defaulted securities will be purchased or retained if, in the opinion of the Adviser, they may present an opportunity for subsequent price recovery, the issuer may resume payments, or other advantageous developments appear likely.

ZERO-COUPON AND PAY-IN-KIND SECURITIES

The Fund may invest in zero coupon and pay-in-kind (“PIK”) securities. Zero coupon securities are debt securities that pay no cash income but are sold at substantial discounts from their value at maturity. PIK securities pay all or a portion of their interest in the form of additional debt or equity securities. Because such securities do not pay current cash income, the price of these securities can be volatile when interest rates fluctuate. While these securities do not pay current cash income, federal income tax law requires the holders of zero coupon and PIK securities to include in income each year the portion of the original issue discount (or deemed discount) and other non-cash income on such securities accrued during that year. In order to continue to qualify for treatment as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”), and avoid a certain excise tax, the Fund may be required to distribute a portion of such discount and non-cash income and may be required to dispose of other portfolio securities, which may occur in periods of adverse market prices, in order to generate cash to meet these distribution requirements.

LOANS AND OTHER DIRECT DEBT INSTRUMENTS

The Fund may invest in loans and other direct debt instruments owed by a borrower to another party. The Fund may also from time to time make loans. These instruments represent amounts owed to lenders or lending syndicates (loans and loan participations) or to other parties. Direct debt instruments may involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the Fund in the event of fraud or misrepresentation. In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary. The markets in loans are not regulated by federal securities laws or the Securities and Exchange Commission (“SEC”). As a non-fundamental policy, the Fund will not make loans, including loans of portfolio securities, in an amount exceeding 33 1/3% of the Fund’s total assets (including such loans), except that direct investments in debt instruments shall not be deemed loans for the purpose of this limitation.

TRADE CLAIMS

The Fund may invest in trade claims. Trade claims are interests in amounts owed to suppliers of goods or services and are purchased from creditors of companies in financial difficulty and often involved in bankruptcy proceedings. For purchasers such as the Fund, trade claims offer the potential for profits since they are often purchased at a significant discount from face value and, consequently, may generate capital appreciation in the event that the market value of the claim increases as the debtor’s financial position improves or the claim is paid.

An investment in trade claims is very speculative and carries a high degree of risk. Trade claims are illiquid instruments which generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. The markets in trade claims are not regulated by federal securities laws or the SEC. Because trade claims are unsecured, holders of trade claims may have a lower priority in terms of payment than certain other creditors in a bankruptcy proceeding.

FOREIGN SECURITIES

The Fund may invest in foreign securities investments which will have characteristics similar to those of domestic securities selected for the Fund. The Fund seeks to avoid investing in securities in countries where there is no requirement to provide public financial information, or where the Adviser deems such information to be unreliable as a basis for analysis.

The value of the Fund’s investments may be adversely affected by changes in political or social conditions, diplomatic relations, confiscatory taxation, expropriation, nationalization, limitation on the removal of funds or assets, or imposition of (or change in) exchange control or tax regulations in those foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of the Fund’s securities and could favorably or unfavorably affect the Fund’s operations. Furthermore, the economies of individual foreign nations may differ from the US economy, whether favorably or unfavorably, in areas such as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position; it may also be more difficult to obtain and enforce a judgment against a foreign issuer. In general, less information is publicly available with respect to foreign issuers than is available with respect to US companies. Most foreign companies are subject to accounting and reporting requirements that differ from those applicable to United States companies and that may be less informative. Any foreign investments made by the Fund must be made in compliance with US and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, and the Fund may determine not to hedge or to hedge only partially its currency exchange rate exposure, the value of the net assets of the Fund as measured in US dollars will be affected favorably or unfavorably by changes in exchange rates. Generally, the Fund’s currency exchange transactions will be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Fund’s currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future foreign currency exchange, the Fund is authorized to enter into certain foreign currency exchange transactions.

In addition, while the volume of transactions effected on foreign stock exchanges has increased in recent years, in most cases it remains appreciably below that of U.S. exchanges or markets. Accordingly, the Fund’s foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. companies. In buying and selling securities on foreign exchanges, the Fund may pay fixed commissions that may differ from the commissions charged in the United States. In addition, there may be less government supervision and regulation of securities exchanges, brokers and issuers in foreign countries than in the United States.

DEVELOPED AND EMERGING MARKETS

The Fund may invest in issuers located in both developed and emerging markets. The world’s industrialized markets generally include but are not limited to the following: Australia, Austria, Belgium, Bermuda, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States; the world’s emerging markets generally include but are not limited to the following: Argentina, Bolivia, Botswana, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, the Czech Republic, Ecuador, Egypt,

Hungary, India, Indonesia, Israel, the Ivory Coast, Jordan, Malaysia, Mexico, Morocco, Nicaragua, Nigeria, Pakistan, Panama, Peru, Philippines, Poland, Romania, Russia, Slovakia, Slovenia, South Africa, South Korea, Sri Lanka, Taiwan, Thailand, Turkey, Uruguay, Venezuela, Vietnam and Zimbabwe.

Investment in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of foreign issuers outlined in the above section to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the market for such securities and a low or nonexistent volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Custodial services and other costs relating to investment in emerging markets are more expensive than in the United States in certain instances. Such markets have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a security due to settlement problems could result either in losses to the Fund due to subsequent declines in the value of the security or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

DEPOSITARY RECEIPTS

The Fund may invest in American Depository Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”) (collectively known as “Depositary Receipts”). Depositary Receipts are certificates evidencing ownership of shares of a foreign-based issuer held in trust by a bank or similar financial institution. Designed for use in the US, international and European securities markets, respectively, ADRs, GDRs and EDRs are alternatives to the purchase of the underlying securities in their original markets and currencies.

RESTRICTED AND ILLIQUID SECURITIES

The Fund will not purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid. Generally speaking, an illiquid security is any asset or investment of which the Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which the Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as “Rule 144A Securities”). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees. The continued liquidity of such securities is not as well assured as that of publicly traded securities, and accordingly, the Board of Trustees will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect the Fund’s liquidity.

The Fund may, from time to time, participate in private investment vehicles and/or in equity or debt instruments that do not trade publicly and may never trade publicly. These types of investments carry a number of special risks in addition to the normal risks associated with equity and debt investments. In particular, private investments are likely to be illiquid, and it may be difficult or impossible to sell these investments under many conditions. The Fund may from time to time establish one or more wholly-owned special purpose subsidiaries in order to facilitate the Fund’s investment program which may reduce certain of the costs (e.g. tax consequences) to the Fund.

INVESTMENT IN RELATIVELY NEW ISSUERS

The Fund may invest occasionally in the securities of selected new issuers. Investments in relatively new issuers, i.e., those having continuous operating histories of less than three years, may carry special risks and may be more speculative because such companies are relatively unseasoned. Such companies may also lack sufficient resources, may be unable to generate internally the funds necessary for growth and may find external financing to be unavailable on favorable terms or even totally unavailable. Those companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses. The securities of such issuers may have a limited trading market which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investors who invest in such issuers seek to sell the same securities when the Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be the case.

TEMPORARY DEFENSIVE INVESTMENTS

When, in the judgment of the Adviser, a temporary defensive posture is appropriate, the Fund may hold all or a portion of its assets in short-term US Government obligations, cash or cash equivalents. The adoption of a temporary defensive posture does not constitute a change in the Fund’s investment objective, and might impact the Fund’s performance.

INVESTMENT IN EQUITY SECURITIES

The Fund may invest in equity securities. In selecting equity securities, the Adviser generally seeks issuing companies that exhibit the following characteristics:

(1)

A strong financial position, as measured not only by balance sheet data but also by off-balance sheet assets, liabilities and contingencies (as disclosed in footnotes to financial statements and as determined through research of public information), where debt service consumes a relatively small part of such companies’ cash flow;

(2)	Responsible management and control groups, as gauged by managerial competence as operators and investors as well as by an apparent absence of intent to profit at the expense of stockholders;
(3)

Availability of comprehensive and meaningful financial and related information. A key disclosure is audited financial statements and information which the Adviser believes are reliable benchmarks to aid in understanding the business, its values and its dynamics; and

(4)

Availability of the security at a market price which the Adviser believes is at a substantial discount to the Adviser’s estimate of what the issuer would be worth as a private company or as a takeover or merger and acquisition candidate.

Investing in equity securities has certain risks, including the risk that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the Fund’s shares). Equity securities are especially susceptible to general stock market movements and to increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks owned by the Fund thus may be expected to fluctuate.

In selecting preferred stocks, the Adviser will use its selection criteria for either equity securities or debt securities, depending on the Adviser’s determination as to how the particular issue should be viewed, based, among other things, upon the terms of the preferred stock and where it fits in the issuer’s capital structure. Preferred stocks are usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks of the same issuer. Such securities may pay cumulative dividends. Because the dividend rate is pre-established, and as these securities are senior to common stocks, they tend to have less possibility of capital appreciation.

Although the Adviser does not focus on market factors in making investment decisions, the Fund is, of course, subject to the vagaries of the markets.

The Fund may invest from time to time in smaller companies whose securities tend to be more volatile and less liquid than securities of larger companies.

DEMAND DEPOSIT ACCOUNTS

Due to unprecedented market conditions, the supply and yield of money market securities have fallen dramatically, and the Fund may, as a result, hold a significant portion of its cash assets in interest-bearing or non-interest-bearing demand deposit accounts (“DDAs”) at the Fund’s custodian or another depository institutional insured by the Federal Deposit Insurance Corporation (the “FDIC”). Non-interest-bearing DDAs are fully insured by the FDIC until December 31, 2009; interest-bearing DDAs are insured by the FDIC only up to $250,000. The FDIC is an independent agency of the U. S. government, and FDIC deposit insurance is backed by the full faith and credit of the U. S. government.

BORROWING

The Fund may also make use of bank borrowing as a temporary measure for extraordinary or emergency purposes, such as for liquidity necessitated by shareholder redemptions, and may use securities as collateral for such borrowing. Such temporary borrowing may not exceed 5% of the value of the Fund’s total assets at the time of borrowing.

INVESTMENT IN OTHER INVESTMENT COMPANIES

The Fund may invest in securities of other investment companies to the extent permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), provided that after any purchase the Fund does not own more than 3% of any investment company’s outstanding voting stock. The Adviser will charge an advisory fee on the portion of the Fund’s assets that are invested in securities of other investment companies. Thus, shareholders will be responsible for a “double fee” on such assets, since both investment companies will be charging fees on such assets.

SIMULTANEOUS INVESTMENTS

Investment decisions for the Fund are made independently from those of the other Funds and accounts advised by the Adviser and its affiliates. If, however, such other accounts wish to invest in, or dispose of, the same securities as the Fund, available investments will be allocated equitably to the Fund and the other accounts. This procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

SECURITIES LENDING

The Fund may lend its portfolio securities to qualified institutions. By lending its portfolio securities, the Fund attempts to increase its income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Fund. The Fund may lend its portfolio securities so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently provide that (a) the borrower pledges and maintains with the Fund collateral consisting of cash, a letter of credit issued by a domestic US bank, or securities issued or guaranteed by the US government having a value at all times not less than 100% of the value of the securities loaned, (b) the borrower adds to such collateral whenever the price of the securities loaned rises (i.e., the value of the loan is “marked to the market” on a daily basis), (c) the loan be made subject to termination by the Fund at any time and the loaned securities be subject to recall within the normal and customary settlement time for securities transactions and (d) the Fund receives reasonable interest on the loan (which may include the Fund’s investing any cash collateral in interest bearing short-term investments), any distributions on the loaned securities and any increase in their market value. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially.

The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of its total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser, and will be considered in making decisions with respect to lending of securities, subject to review by the Trust’s Board of Trustees.

The Fund may pay reasonable negotiated fees in connection with loaned securities, so long as such fees are set forth in a written contract and approved by its Board of Trustees. In addition, the Fund shall, through the ability to recall securities prior to any required vote, retain voting rights over the loaned securities.

On behalf of the Fund, the Trust has entered into a master lending arrangement with JPMorgan Chase & Co. in compliance with the foregoing requirements.

RISK OF MINORITY POSITIONS AND CONTROL POSITIONS

The Funds, individually or together with the other Funds and accounts managed by the Adviser, may obtain a controlling or other substantial position in a public or private company, which may impose additional risks. For example, should the Fund or the other Funds and accounts managed by the Adviser obtain such a position, the Adviser may be required to make filings with the SEC concerning its holdings and it may become subject to other regulatory restrictions that could limit the ability of the Fund to dispose of its holdings at the times and in the manner the Fund would prefer. In addition, it is possible, although unlikely, that the Fund might be deemed, in such circumstances, liable for environmental damage, product defects, failure to supervise, and other types of liability in which the limited liability characteristic of business operations may be ignored.

Further, the Adviser may designate directors to serve on the boards of directors of Fund portfolio companies. The designation of representatives and other measures contemplated could create exposure to claims by a portfolio company, its security holders and its creditors, including claims that the Fund or the Adviser is a controlling person and thus is liable for securities laws violations of a portfolio company. These control positions could also result in certain liabilities in the event of bankruptcy (e.g. extension to one year of the 90-day bankruptcy preference period) or reorganization of a portfolio company; could result in claims that the designated directors violate their fiduciary or other duties to a portfolio company or fail to exercise appropriate levels of care under applicable corporate or securities laws, environmental laws or other legal principles; and could create exposure to claims that they have interfered in management to the detriment of a portfolio company. Notwithstanding the foregoing, neither the Fund nor the Adviser will have unilateral control of any portfolio company and, accordingly, may be unable to control the timing or occurrence of an exit strategy for any portfolio company.

In addition, the Fund may incur large expenses when taking control positions and there is no guaranty that such expenses can be recouped. Also, there is no guaranty that the Fund will succeed in obtaining control positions. This could result in the Fund’s investments being frozen in minority positions and could incur substantial losses.

PORTFOLIO TURNOVER

The Fund’s investment policies and objectives, which emphasize long-term holdings, would tend to limit the number of portfolio transactions. Although it is impossible to predict what portfolio turnover will be given future opportunities and market conditions, the Adviser anticipates that annual turnover will be below 100%.

SHORT SALES

The Fund may, occasionally, engage in short sales. In a short sale transaction, the Fund sells a security it does not own in anticipation of a decline in the market value of the security.

COMMODITIES

The Fund may, but currently does not intend to, invest in commodities or commodity contracts and futures contracts, except in connection with derivatives transactions.

DERIVATIVES

The Fund may invest in various instruments that are commonly known as “derivatives.” The Fund may invest in derivatives for various hedging and non-hedging purposes, including to hedge against foreign currency risk. Generally, a derivative is a financial arrangement, the value of which is based on, or “derived” from, a traditional security, asset or market index. Some derivatives such as mortgage-related and other asset-backed securities are in many respects like any other investments, although they may be more volatile or less liquid than more traditional debt securities. There are, in fact, many different types of derivatives and many different ways to use them. There is also a range of risks associated with those uses. Futures are commonly used for traditional hedging purposes to attempt to protect the Fund from exposure to changing interest rates, securities prices or currency exchange rates and for cash management purposes as a low cost method of gaining exposure to a particular securities market without investing directly in those securities. However, some derivatives are used for leverage, which tends to magnify the effects of an instrument’s price changes as market conditions change. Leverage involves the use of a small amount of money to control a large amount of financial assets and can, in some circumstances, lead to significant losses. The Adviser will use derivatives only in circumstances where it believes they offer the most economic means of improving the risk/reward profile of the Fund. In most circumstances, derivatives will not be used to increase fund risk above the level that could be achieved using only traditional investment securities or to acquire exposure to changes in the value of assets or indices that by themselves would not be purchased for the Fund. The use of derivatives for non-hedging purposes may be considered speculative.

OPTIONS ON SECURITIES

The Fund may write (sell) covered call and put options to a limited extent on its portfolio securities (covered options) in an attempt to increase income. However, in so doing the Fund may forgo the benefits of appreciation on securities sold pursuant to the call options or may pay more than the market price on securities acquired pursuant to put options.

When the Fund writes a covered call option, it gives the purchaser of the option the right to buy the security at the price specified in the option (the “exercise price”) by exercising the option at any time during the option period. If the option expires unexercised, the Fund will realize income in an amount equal to the premium received for writing the option. If the option is exercised, the Fund must sell the security to the option holder at the exercise price. By writing a covered call option, the Fund forgoes, in exchange for the premium less the commission (net premium), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price. In addition, the Fund may continue to hold a stock which might otherwise have been sold to protect against depreciation in the market price of the stock.

A put option sold by the Fund is covered when, among other things, cash or securities acceptable to the broker are placed in a segregated account to fulfill the Fund’s obligations. When the Fund writes a covered put option, it gives the purchaser of the option the right to sell the underlying security to the Fund at the specified exercise price at any time during the option period. If the option expires unexercised, the Fund realizes income in the amount of the premium received for writing the option. If the put option is exercised, the Fund must purchase the underlying security from the option holder at the exercise price. By writing a covered put option, the Fund, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying security below the exercise price. The Fund will only write put options involving securities for which a determination is made at the time the option is written that the Fund wishes to acquire the securities at the exercise price.

The Fund may terminate or cover its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written. This transaction is called a “closing purchase transaction.” The Fund realizes a profit or loss from a closing purchase transaction if the amount paid to purchase an option is less or more, respectively, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund may make a “closing sale transaction” which involves liquidating the Fund’s position by selling the option previously purchased. Where the Fund cannot effect a closing purchase transaction, it may be forced to incur brokerage commissions or dealer spreads in selling securities it receives or it may be forced to hold underlying securities until an option is exercised or expires.

When the Fund writes an option, an amount equal to the net premium received by the Fund is included in the liability section of the Fund’s Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked prices. If an option expires on its stipulated expiration date or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold) and the deferred credit related to such option is eliminated. If a call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. The writing of covered call options may be deemed to involve the pledge of the securities against which the option is being written. Securities against which call options are written are segregated on the books of the Fund’s custodian.

The Fund may purchase call and put options on any securities in which it may invest. The Fund would normally purchase a call option in anticipation of an increase in the market value of such securities. The purchase of a call option entitles the Fund, in exchange for the premium paid, to purchase a security at a specified price during the option period. The Fund would ordinarily have a gain if the value of the securities increases above the exercise price sufficiently to cover the premium and would have a loss if the value of the securities remains at or below the exercise price during the option period.

The Fund normally purchases put options in anticipation of a decline in the market value of securities in its Fund (“protective puts”) or securities of the type in which it is permitted to invest. The purchase of a put option entitles the Fund, in exchange for the premium paid, to sell a security, which may or may not be held in the Fund’s holdings, at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the market value of the Fund’s holdings. Put options also may be purchased by the Fund for the purpose of benefiting from a decline in the price of securities which the Fund does not own. The Fund ordinarily recognizes a gain if the value of the securities decreases below the exercise price sufficiently to cover the premium and recognizes a loss if the value of the securities remains at or above the exercise price. Gains and losses on the purchase of protective put options tend to be offset by countervailing changes in the value of underlying Fund securities.

The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

The Fund may engage in over-the-counter options (“OTC Options”) transactions with broker-dealers who make markets in these options. The ability to terminate OTC Options positions is more limited than with exchange-traded option positions because the predominant market is the issuing broker rather than an exchange, and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. To reduce this risk, the Fund will purchase such options only from broker-dealers who are primary government securities dealers recognized by the Federal Reserve Bank of New York and who agree to (and are expected to be capable of) entering into closing transactions, although there can be no guarantee that any such option will be liquidated at a favorable price prior to expiration. The Adviser will monitor the creditworthiness of dealers with which the Fund enters into such options transactions under the general supervision of the Fund’s Trustees. Unless the Trustees conclude otherwise, the Fund intends to treat OTC Options and the assets used to “cover” OTC Options as not readily marketable and therefore subject to the Fund’s 15% limitation on investment in illiquid securities.

OPTIONS ON SECURITIES INDICES

In addition to options on securities, the Fund may purchase and write (sell) call and put options on securities indices. Such options will be used for the purposes described above under “Options on Securities.”

Options on stock indices are generally similar to options on securities except that the delivery requirements are different. Instead of giving the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive a cash “exercise settlement amount” equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (b) a fixed “index multiplier.” Receipt of this cash amount depends upon the closing level of the stock index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received is equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars or a foreign currency, as the case may be, times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. The writer may offset its position in stock index options prior to expiration by entering into a closing transaction on an exchange or the option may expire unexercised.

Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Fund realizes a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on stock indices is subject to the Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

The Fund may, to the extent allowed by federal and state securities laws, invest in securities indices instead of investing directly in individual foreign securities. A stock index fluctuates with changes in the market values of the stocks included in the index.

Options on securities indices entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indices is more likely to occur, although the Fund generally will only purchase or write such an option if the Adviser believes the option can be closed out.

Use of options on securities indices also entails the risk that trading in such options may be interrupted if trading in certain securities included in the index is interrupted. The Fund will not purchase such options unless the Adviser believes the market is sufficiently developed such that the risk of trading in such options is no greater than the risk of trading in options on securities.

Price movements in the Fund’s holdings may not correlate precisely with movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge. Because options on securities indices require settlement in cash, the Adviser may be forced to liquidate Fund securities to meet settlement obligations.

OPTIONS ON FOREIGN SECURITIES INDICES

The Fund may purchase and write put and call options on foreign stock indices listed on domestic and foreign stock exchanges. The Fund may also purchase and write OTC Options on foreign stock indices. These OTC Options would be subject to the same liquidity and credit risks noted above with respect to OTC Options.

To the extent permitted by US federal or state securities laws, the Fund may invest in options on foreign stock indices in lieu of direct investment in foreign securities. The Fund may also use foreign stock index options for hedging purposes.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

The successful use of futures contracts and options thereon draws upon the Adviser’s skill and experience with respect to such instruments and usually depends on the Adviser’s ability to forecast interest rate and currency exchange rate movements correctly. Should interest or exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and thus will be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

FUTURES CONTRACTS

Futures contracts are contracts to purchase or sell a fixed amount of an underlying instrument, commodity or index at a fixed time and place in the future. US futures contracts have been designed by exchanges which have been designated contracts markets by the Commodities Futures Trading Commission (“CFTC”), and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market. Futures contracts trade on a number of exchanges, and clear through their clearing corporations.

The Fund may enter into contracts for the purchase or sale for future delivery of fixed-income securities, foreign currencies, or financial indices including any index of US government securities, foreign government securities or corporate debt securities. The Fund may enter into futures contracts which are based on debt securities that are backed by the full faith and credit of the US government, such as long-term US Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and three-month US Treasury Bills. The Fund may also enter into futures contracts which are based on bonds issued by governments other than the US government. Futures contracts on foreign currencies may be used to hedge against securities that are denominated in foreign currencies.

At the same time a futures contract is entered into, the Fund must allocate cash or securities as a deposit payment (initial margin). The initial margin deposits are set by exchanges and may range between 1% and 10% of a contract’s face value. Daily thereafter, the futures contract is valued and the payment of “variation margin” may be required, since each day the Fund provides or receives cash that reflects any decline or increase in the contract’s value.

Although futures contracts (other than those that settle in cash such as index futures) by their terms call for the actual delivery or acquisition of the instrument underlying the contract, in most cases the contractual obligation is fulfilled by offset before the date of the contract without having to make or take delivery of the instrument underlying the contract. The offsetting of a contractual obligation is accomplished by entering into an opposite position in the identical futures contract on the commodities exchange on which the futures contract was entered into (or a linked exchange). Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the instrument underlying the contract. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund incurs brokerage fees when it enters into futures contracts.

Except for futures contracts that are cash settled by their terms or as a result of arrangements entered into on behalf of the Fund with its futures brokers, the Fund must segregate at its custodian an amount of liquid assets equal to the aggregate potential contractual obligation in the contract. Other segregation requirements apply to cash settled futures or such other arrangements.

The ordinary spreads between prices in the cash and futures market, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on most participants entering into offsetting transactions rather than making or taking delivery. To the extent that many participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin lending requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate or currency exchange rate trends by the Adviser may still not result in a successful transaction.

Futures contracts entail risks. Although the Adviser believes that use of such contracts will benefit the Fund, if the Adviser’s investment judgment about the general direction of interest rates is incorrect, the overall performance of the Fund would be poorer than if it had not entered into any such contract. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of debt securities held in its Fund and interest rates decrease instead, the Fund will lose part or all of the benefit of the increased value of its debt securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell debt securities from its Fund to meet daily variation margin requirements. Such sales of bonds may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

OPTIONS ON FUTURES CONTRACTS

The Fund may purchase and write options on futures contracts for hedging purposes. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. For example, when the Fund is not fully invested it may purchase a call option on an interest rate sensitive futures contract to hedge against a potential price increase on debt securities due to declining interest rates. The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on Fund securities. For example, the Fund may purchase a put option on an interest rate sensitive futures contract to hedge its Fund against the risk of a decline in the prices of debt securities due to rising interest rates.

The writing of a call option on a futures contract may constitute a partial hedge against declining prices of Fund securities which are the same as or correlate with the security or currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund retains the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Fund’s holdings. The writing of a put option on a futures contract may constitute a partial hedge against increasing prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund retains the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Fund intends to purchase. If a put or call option the Fund has written is exercised, the Fund incurs a loss which is reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its Fund securities and changes in the value of its futures positions, the Fund’s losses from existing options on futures may to some extent be reduced or increased by changes in the value of Fund securities.

The amount of risk the Fund assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.

FUTURES CONTRACTS ON DOMESTIC AND FOREIGN SECURITIES INDICES

The Fund may enter into futures contracts providing for cash settlement based upon changes in the value of an index of domestic or foreign securities. This investment technique may be used as a low-cost method of gaining exposure to a particular securities market without investing directly in those securities or to hedge against anticipated future changes in general market prices which otherwise might either adversely affect the value of securities held by the Fund or adversely affect the prices of securities which are intended to be purchased at a later date for the Fund.

When used for hedging purposes, each transaction in futures contracts on a securities index involves the establishment of a position which the Adviser believes will move in a direction opposite to that of the investment being hedged. If these hedging transactions are successful, the futures positions taken for the Fund will rise in value by an amount which approximately offsets the decline in value of the portion of the Fund’s investments that are being hedged. Should general market prices move in an unexpected manner, the full anticipated benefits of futures contracts may not be achieved or a loss may be realized.

Although futures contracts on securities indices would be entered into for hedging purposes only, such transactions do involve certain risks. These risks include a lack of correlation between the futures contract and the foreign equity market being hedged, and incorrect assessments of market trends which may result in poorer overall performance than if a futures contract had not been entered into.

CREDIT DEFAULT SWAPS

The Fund may enter into credit default swap agreements and similar agreements, which may have as reference obligations securities that are or are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally receives an up front payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. Credit default swaps and similar instruments involve greater risks than if the Fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to valuation risk, illiquidity risk, counterparty risk and credit risk. The credit default swap market is relatively new and largely unregulated. It is possible that developments in the swap market, including potential government regulation, could adversely affect the Fund’s ability to effectively utilize credit default swaps.

CURRENCY EXCHANGE TRANSACTIONS

Because the Fund may buy and sell securities denominated in currencies other than the US dollar and receives interest, dividends and sale proceeds in currencies other than the US dollar, the Fund from time to time may enter into currency exchange transactions to convert to and from different foreign currencies and to convert foreign currencies to and from the US dollar. The Fund either enters into these transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or uses forward contracts to purchase or sell foreign currencies.

FORWARD CURRENCY EXCHANGE CONTRACTS

The Fund may enter into foreign currency exchange contracts. A forward currency exchange contract (forward contract) is an obligation by the Fund to purchase or sell a specific currency at a future date. Forward foreign currency exchange contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks and brokerages) and their customers. A forward contract may not have a deposit requirement and may be traded at a net price without commission. The Fund maintains with its custodian a segregated account of cash or liquid securities in an amount at least equal to its obligations under each forward contract. Neither spot transactions nor forward contracts eliminate fluctuations in the prices of the Fund’s securities or in foreign exchange rates, or prevent loss if the prices of these securities should decline.

The Fund may enter into currency hedging transactions in an attempt to protect against changes in currency exchange rates between the trade and settlement dates of specific securities transactions or changes in currency exchange rates that would adversely affect the Fund position or an anticipated investment position. Since consideration of the prospect for currency parities will be incorporated into the Adviser’s long-term investment decisions, the Fund will not routinely enter into currency hedging transactions with respect to securities transactions; however, the Adviser believes that it is important to have the flexibility to enter into currency hedging transactions when it determines that the transactions would be in the Fund’s best interest. Although these transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of such securities between the date the forward contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

Forward contracts may reduce the potential gain from a positive change in the relationship between the US dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts. The use of forward contracts may not eliminate fluctuations in the underlying US dollar equivalent value of the prices of or rates of return on the Fund’s foreign currency denominated fund securities and the use of such techniques will subject the Fund to certain risks.

The matching of the increase in value of a forward contract and the decline in the US dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, the Fund may not always be able to enter into forward contracts at attractive prices and this will limit the Fund’s ability to use such contracts to hedge or cross-hedge its assets. The Fund’s cross hedges would generally entail hedging one currency to minimize or eliminate the currency risk of another, correlated currency. Also, with regard to the Fund’s use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the US dollar will continue.

Thus, at any time a poor correlation may exist between movements in the exchange rates of the foreign currencies underlying the Fund’s cross-hedges and the movements in the exchange rates of the foreign currencies in which the Fund’s assets that are the subject of such cross-hedges are denominated.

OPTIONS ON FOREIGN CURRENCIES

The Fund may purchase and write options on foreign currencies for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, will be utilized. For example, a decline in the dollar value of a foreign currency in which fund securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of fund securities, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on the Fund which otherwise would have resulted.

Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Fund may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Fund deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

The purchase of an option on foreign currency may be used to hedge against fluctuations in exchange rates although, in the event of exchange rate movements adverse to the Fund’s position, it may forfeit the entire amount of the premium plus related transaction costs. In addition, the Fund may purchase call options on a foreign currency when the Adviser anticipates that the currency will appreciate in value.

The Fund may write options on foreign currencies for the same types of hedging purposes. For example, where the Adviser anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates the Fund could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the options will most likely not be exercised, and the diminution in value of Fund securities will be offset by the amount of the premium received. Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the Fund could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Fund to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option constitutes only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised the Fund would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Fund also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

The Fund may write covered call options on foreign currencies. A call option written on a foreign currency by the Fund is “covered” if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call option is also covered if the Fund has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Fund in cash or liquid securities in a segregated account with its custodian.

The Fund also may write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the US dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with its custodian, cash or liquid securities in an amount not less than the value of the underlying foreign currency in US dollars marked to market daily.

There is no assurance that a liquid secondary market will exist for any particular option, or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying currency or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying currency. A Fund pays brokerage commissions or spreads in connection with its options transactions.

As in the case of forward contracts, certain options on foreign currencies are traded over-the-counter and involve liquidity and credit risks which may not be present in the case of exchange-traded currency options. In some circumstances, the Fund’s ability to terminate OTC Options may be more limited than with exchange-traded options. It is also possible that broker-dealers participating in OTC Options transactions will not fulfill their obligations. The Fund intends to treat OTC Options as not readily marketable and therefore subject to the Fund’s 15% limit on illiquid securities.

INVESTMENT RESTRICTIONS

For the benefit of shareholders, the Fund has adopted the following restrictions, which are FUNDAMENTAL policies that cannot be changed without the approval of a majority of the Fund’s outstanding voting securities.*

The following investment restrictions apply to the Fund. The Fund may not:

1.

Borrow money or pledge, mortgage or hypothecate any of its assets, except that the Fund may borrow on a secured or unsecured basis as a temporary measure for extraordinary or emergency purposes. Such temporary borrowing may not exceed 5% of the value of the Fund’s total assets when the borrowing is made. In no circumstances will the Fund pledge any of its assets in excess of the amount permitted by law.

2.

Act as underwriter of securities issued by other persons, except to the extent that, in connection with the disposition of portfolio securities or sale of its own securities, it may technically be deemed to be an underwriter under certain securities laws.

3.	Invest in interests in oil, gas, or other mineral exploration or development programs, although it may invest in the marketable securities of companies which invest in or sponsor such programs.
4.	Issue any senior security (as defined in the 1940 Act). Borrowings permitted by Item 1 above are not senior securities.
5.

Invest 25% or more of the value of its total assets in the securities (other than Government Securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers which the Fund controls and which are determined to be engaged in the same industry or similar trades or businesses, or related trades or businesses.

6.

Invest 25% or more of the value of its total assets in any one industry, provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities will not be considered to represent an industry.

7.

Make loans of money or other property, except that the Fund may acquire debt obligations of any type (including through direct extensions of credit), enter into repurchase agreements and lend portfolio assets.

8.	Purchase commodities or commodities contracts if such purchase would result in regulation of the Fund as a commodity pool or commodity pool operator.
9.

Purchase or sell real estate, provided the Fund may invest in securities and other instruments secured by real estate, interests in real estate obtained upon foreclosure or other transaction relating to a security or other instrument held by the Fund and securities issued by companies that invest in real estate.

The Fund is required to comply with the above fundamental investment restrictions applicable to it only at the time the relevant action is taken. The Fund is not required to liquidate an existing position solely because a change in the market value of an investment, or a change in the value of the Fund’s net or total assets that causes it not to comply with the restriction at a future date.** The Fund will not purchase any portfolio securities while any borrowing exceeds 5% of its total assets and will not pledge in excess of one-third of its assets to secure any such borrowings.

As a NON-FUNDAMENTAL policy, under normal circumstances, the Fund will invest at least 80% of assets (measured at the time of investment) in securities of the type suggested by its name. The Fund will not change its policy in this regard prior to providing its shareholders with at least 60 days advance notice.

*

As used in this SAI as to any matter requiring approval of a “majority of the outstanding securities” means the vote at a shareholder meeting of (i) 67% or more of the shares of the Fund (or class, as the case may be) present or represented, if the holders of more than 50% of the outstanding voting securities of the Fund (or class, as the case may be) are present in person or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Fund (or class, as the case may be), whichever is less.

**

In the unlikely event that debt exceeds one-third of the Fund’s assets at any time, the Adviser would take steps to reduce debt below this level within 3 business days. Also, should illiquid assets ever exceed 15% of the Fund’s net assets, the Adviser would work with the Board to determine the appropriate steps and timeframe for alleviating such excess.

MANAGEMENT OF THE TRUST

The Board of Trustees of the Trust oversees the management of the Fund. The Trustees are responsible for such matters as reviewing and approving fundamental operating, financial, and corporate governance policies; evaluating the Adviser’s performance; determining management fees; and reviewing and approving procedures for providing financial and operational information to the Board.

The Trustees and officers of the Trust, together with information as to their principal business occupations during at least the last five years, are shown below. Each of the Trustees oversees six mutual funds in the Fund Complex (defined below) that are advised by the Funds’ Adviser. The Fund Complex includes five portfolios in the Trust and one portfolio in the Third Avenue Variable Series Trust (the “Fund Complex”).

INTERESTED TRUSTEES

NAME, DATE OF BIRTH & ADDRESS	POSITION(S) HELD WITH REGISTRANT	TERM OF OFFICE AND LENGTH OF TIME SERVED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY TRUSTEE

MARTIN J. WHITMAN** DOB: 9/1924 622 Third Avenue New York, NY 10017	Chairman and Trustee	Trustee since 11/90

Chairman (3/90 to Present), Chief Executive Officer (CEO) (3/90 to 9/03), President (1/91 to 5/98) of Third Avenue Trust; Chairman (7/99 to Present), CEO (7/99 to 9/03) of Third Avenue Variable Series Trust; Co-Chief Investment Officer (2/03 to Present), Chief Investment Officer (1/91 to 2/03), Chairman and CEO (4/86 to 8/02), President (1/91 to 2/98), of EQSF Advisers, Inc. and its successor, Third Avenue Management LLC; CEO, President and Director (10/74 to Present) of Martin J. Whitman & Co., Inc. (formerly M.J. Whitman & Co. Inc.) (private investment company); Distinguished Management Fellow (1972 to 2007) and Member of the Advisory Board (10/94 to 6/95) of the Yale School of Management at Yale University; Adjunct Professor (1/01 to 12/01) of the Columbia University Graduate School of Business; Chartered Financial Analyst.

Director (3/91 to Present) of Nabors Industries, Inc. (international oil drilling services).

DAVID M. BARSE** DOB: 6/1962 622 Third Avenue New York, NY 10017	President, CEO and Trustee	Trustee since 9/01

President (5/98 to Present), Trustee (9/01 to Present), CEO (9/03 to Present) and Executive Vice President (4/95 to 5/98) of Third Avenue Trust; President (7/99 to Present), Trustee (9/01 to Present) and CEO (9/03 to Present) of Third Avenue Variable Series Trust; CEO (4/03 to Present), President (2/98 to Present), Director (4/95 to 12/02) and Executive Vice President (4/95 to 2/98) of EQSF Advisers, Inc. and its successor, Third Avenue Management LLC; CEO (7/99 to Present), President (6/95 to Present), Director (1/95 to Present) of M.J. Whitman, Inc. and its successor, M.J. Whitman LLC (registered broker-dealer); President of other funds advised by Third Avenue Management LLC (6/99 to Present)

Director (7/96 to Present) of Covanta Holding Corp. (utilities/ waste management.); Director (3/01 to Present) of Manifold Capital Holdings, Inc. (credit enhancement) and Trustee of Brooklyn Law School.

INDEPENDENT TRUSTEES

Correspondence intended for any Independent Trustee may be sent to Third Avenue Management, LLC, 622 Third Avenue, 32nd Floor, New York, NY, 10017.

NAME, DATE OF BIRTH & ADDRESS	POSITION(S) HELD WITH REGISTRANT	TERM OF OFFICE AND LENGTH OF TIME SERVED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY TRUSTEE

JACK W. ABER DOB: 9/1937	Trustee	Trustee since 8/02	Professor of Finance (1972 to Present) of Boston University School of Management. Trustee of Third Avenue Variable Series Trust (8/02 to Present).	Trustee, The Managers Funds (1999 to Present) (32 portfolios) and Trustee of Appleton Growth Fund.

WILLIAM E. CHAPMAN, II DOB: 9/1941	Trustee	Trustee since 8/02

Trustee; President and Owner, (1998 to Present) of Longboat Retirement Planning Solutions (consulting firm); part-time employee delivering retirement and investment education seminars (1/00 to Present) for Hewitt Associates, LLC (consulting firm); Trustee (5/02 to Present) of Bowdoin College; Trustee of Third Avenue Variable Series Trust (8/02 to Present).

Trustee, The Managers Funds (1999 to Present) (32 portfolios) and Director of Harding, Loevner Funds, Inc. (2008 to present) (6 . portfolios).

LUCINDA FRANKS DOB: 7/1946	Trustee	Trustee since 2/98	Journalist and Author (1969 to Present); Trustee of Third Avenue Variable Series Trust (7/99 to Present).	N/A

EDWARD J. KAIER DOB: 9/1945	Trustee	Trustee since 8/02

Partner (7/07 to Present) at Teeters Harvey Gilboy & Kaier LLP (law firm); Partner (1977 to 7/07) at Hepburn Willcox Hamilton & Putnam (law firm). Trustee of Third Avenue Variable Series Trust (8/02 to Present).

Trustee, The Managers Funds (1999 to Present) (32 portfolios).

MARVIN MOSER, M.D. DOB: 1/1924	Trustee	Trustee since 11/94

Clinical Professor of Medicine (1984 to Present) at Yale University School of Medicine; Senior Medical Consultant (1974 to 2002)for the National High Blood Pressure Education Program of the National Heart, Lung and Blood Institute; Trustee of Third Avenue Variable Series Trust (7/99 to Present)

Director (2002 to Present) of Comprehensive Neuroscience (research and pharmaceutical site management company).

ERIC RAKOWSKI DOB: 6/1958	Trustee	Trustee since 8/02	Professor (1990 to Present) at University of California at Berkeley School of Law. Trustee of Third Avenue Variable Series Trust (8/02 to Present).	Trustee, The Managers Funds (1999 to Present) (32 portfolios) and Director of Harding, Loevner Funds, Inc. (2008 to present) (6 Portfolios.

NAME, DATE OF BIRTH & ADDRESS	POSITION(S) HELD WITH REGISTRANT	TERM OF OFFICE AND LENGTH OF TIME SERVED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY TRUSTEE

MARTIN SHUBIK DOB: 3/1926	Trustee	Trustee since 11/90

Seymour H. Knox Professor (1975 to Present) of Mathematical Institutional Economics, Yale University; Trustee of Third Avenue Variable Series Trust (7/99 to Present); Director, Perini Corp. (2004-2006).

N/A

CHARLES C. WALDEN DOB: 7/1944	Trustee	Trustee since 5/96

President and Owner (2006 to Present) of Sound Capital Associates, LLC (consulting firm); Executive Vice-President - Investments and Chief Investment Officer (1973 to 1/07) of Knights of Columbus (fraternal benefit society selling life insurance and annuities); Trustee of Third Avenue Variable Series Trust (7/99 to Present); Chartered Financial Analyst.

N/A

* Each trustee serves until his successor is duly elected and qualified.

** Messrs. Whitman and Barse are “interested trustees” of the Trust, due to their employment with and indirect ownership interests in the Adviser and the Distributor, M.J. Whitman LLC, 622 Third Avenue, 32nd Floor, New York, NY 10017.

ADVISORY MEMBER OF THE TRUST

NAME, DATE OF BIRTH & ADDRESS	POSITION(S) HELD WITH REGISTRANT	TERM OF OFFICE AND LENGTH OF TIME SERVED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY TRUSTEE

PHYLLIS W. BECK* DOB: 10/1927	Advisory Member	Advisory Member since 8/02	Counsel, Pepper Hamilton (2006 to Present); Associate Judge (1981 to 2006) of the Superior Court of Pennsylvania	N/A

* Phyllis W. Beck is the sister of Martin J. Whitman, Chairman of the Trust.

PRINCIPAL TRUST OFFICERS WHO ARE NOT TRUSTEES

NAME, AGE & ADDRESS	POSITION(S) HELD WITH REGISTRANT	PRINCIPAL OCCUPATION (S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY OFFICER

VINCENT J. DUGAN DOB: 9/1965 622 Third Avenue New York, NY 10017	Treasurer and CFO

Treasurer and Chief Financial Officer (CFO) (9/04 to Present) of Third Avenue Trust; Treasurer and CFO (9/04 to Present) of Third Avenue Variable Series Trust; Chief Operating Officer (COO) and CFO (8/04 to Present) of Third Avenue Management LLC and subsidiaries; COO and CFO (8/04 to Present) of Third Avenue Holdings Delaware LLC; COO and CFO (8/04 to Present) of M.J. Whitman LLC and subsidiaries; COO and CFO (8/04 to Present) of certain other funds advised by Third Avenue Management LLC (8/04 to Present); Partner Ernst & Young LLP (6/02 to 8/04)

N/A

W. JAMES HALL III DOB: 7/1964 622 Third Avenue New York, NY 10017	General Counsel

General Counsel and Secretary (6/00 to Present) of Third Avenue Trust; General Counsel and Secretary (9/00 to Present) of Third Avenue Variable Series Trust; General Counsel and Secretary (9/00 to Present) of EQSF Advisers, Inc., and its successor, Third Avenue Management LLC; General Counsel and Secretary (5/00 to Present) of M.J. Whitman, Inc. and its successor, M.J. Whitman LLC; General Counsel and Secretary of certain other funds advised by Third Avenue Management LLC (7/02 to Present).

N/A

JOSEPH REARDON DOB: 4/1960 622 Third Avenue New York, NY 10017	Chief Compliance Officer

Chief Compliance Officer (4/05 to Present) of Third Avenue Trust, Third Avenue Variable Series Trust, and Third Avenue Management LLC; Chief Compliance Officer (10/04 to 3/05) of WPG Tudor Fund, WPG Large Cap Growth Fund, WPG Funds Trust; (3/00 to 3/05) Vice President and Secretary of WPG Tudor Fund, WPG Large Cap Growth Fund and WPG Funds Trust.

N/A

MICHAEL BUONO DOB: 5/1967 622 Third Avenue New York, NY 10017	Controller

Controller (5/06 to Present) of Third Avenue Trust; Controller (5/06 to Present) of Third Avenue Variable Series Trust; Vice President and Assistant Controller (12/05 to 5/06) of Legg Mason Partners Funds; Vice President and Assistant Controller (12/98 to 12/05) of Citgroup Asset Management.

N/A

The Board of Trustees has also established three additional committees, Audit, Valuation and Fair Value. The Audit Committee consists of Messrs. Walden, Aber and Shubik. The Audit Committee is directly responsible for the selection, compensation, retention and oversight of the work of the Trust’s independent auditors. During the fiscal year ended October 31, 2008, the Audit Committee held four meetings. The Valuation Committee is composed of the Trust’s President, Chief Financial Officer, Controller and General Counsel, and the Fair Value Committee is composed of all independent Trustees of the Trusts. These Committees will assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings.

The Trust and Third Avenue Variable Series Trust pay each independent Trustee an annual stipend of $59,000 for service to the Fund Complex. The Trust pays, together with Third Avenue Variable Series Trust, each independent Trustee a fee of $4,000 for each meeting of the Fund Complex of the Board of Trustees that he or she attends, in addition to reimbursing all Trustees for travel and incidental expenses incurred by them in connection with their attendance at Board meetings. If a special Board meeting is required, each independent Trustee will receive a fee of $2,500. The lead independent Trustee will receive a supplemental retainer of $8,000. The Trustees on the Audit Committee receive $1,500 for each meeting they attend, and the Audit Committee Chairman will receive a supplemental $4,000 retainer. The Trust and Third Avenue Variable Series Trust each bear the Trustees’ fees and expenses in proportion to the percentage of aggregate net assets represented by each. Trustees do not receive any pension or retirement benefits.

For the fiscal year ended October 31, 2008, the aggregate amount of compensation paid to each Trustee by the Trust and the Fund Complex is listed below.

COMPENSATION TABLE

NAME AND POSITION HELD	AGGREGATE COMPENSATION FROM THE TRUST FOR FISCAL YEAR ENDED OCTOBER 31, 2008*	TOTAL COMPENSATION FROM THE TRUST AND FUND COMPLEX (INCLUDING THE TRUST) PAID TO TRUSTEES FOR FISCAL YEAR ENDED OCTOBER 31, 2008*

Martin J. Whitman, Chairman	$0	$0
David M. Barse, President and CEO	$0	$0
Jack W. Aber, Trustee	$83,851	$86,000
William E. Chapman, II, Trustee	$75,550	$77,500
Lucinda Franks, Trustee	$75,550	$77,500
Edward J. Kaier, Trustee	$75,550	$77,500
Marvin Moser, Trustee	$75,550	$77,500
Eric Rakowski, Trustee	$75,550	$77,500
Martin Shubik, Trustee	$79,943	$82,000
Charles C. Walden, Trustee	$87,742	$90,000

*	Amount does not include reimbursed expenses for attending Board meetings, which amounted to $19,771 for all independent Trustees as a group.

TRUSTEE SHARE OWNERSHIP

Since the Fund commenced operations as of the date of this SAI, no Trustees owned shares as of such date.

INVESTMENT ADVISER

The investment adviser to the Fund is Third Avenue Management LLC. The parent company of the Adviser is Third Avenue Holdings Delaware LLC, which is majority owned by Affiliated Managers Group, Inc. (“AMG”), and the remaining portion is owned by the senior management of the Adviser, including key employees of the Adviser, and the children of Martin J. Whitman. AMG is a holding company that holds interests in several investment management firms. The day-to-day activities of the Adviser, including all investment advice, are managed by the Adviser’s senior management.

The following individuals are affiliated persons of both the Trust and the Adviser:

NAME	CAPACITY WITH TRUST	CAPACITY WITH ADVISER
Martin J. Whitman	Chairman	Co-CIO
David M. Barse	President and CEO	President and CEO
Vincent J. Dugan	Treasurer and CFO	COO and CFO
W. James Hall	General Counsel and Secretary	General Counsel and Secretary
Joseph Reardon	Chief Compliance Officer	Chief Compliance Officer
Michael Buono	Controller	Controller

The Adviser or its affiliates pay certain costs of marketing the Fund out of their own resources. The Adviser or its affiliates may also share with third party intermediaries certain marketing expenses or pay for the opportunity to distribute the Fund, sponsor informational meetings, seminars, client awareness events, support for marketing materials, or business building programs. The Adviser or its affiliates may also pay amounts from their own resources to third parties, including brokerage firms, banks, financial advisors, retirement plan service providers, and other financial intermediaries for providing record keeping, subaccounting, transaction processing and other administrative, shareholder or distribution-related services. These payments are in addition to any fees that may be paid by the Fund for these types or other services.

The amount of these payments is determined from time to time by the Adviser and may differ among such financial intermediaries. Such payments may provide incentives for such parties to make shares of the Fund available to their customers, and may result in the Fund having greater access to such parties and their customers than would be the case if no payments were paid. These payment arrangements will not change the price an investor pays for shares of any class of the Fund or the amount that the Fund receives to invest on behalf of the investor.

You may wish to inquire whether such arrangements exist when purchasing or selling or evaluating any recommendations to purchase or sell shares of any class of the Fund through any intermediary.

INVESTMENT ADVISORY AGREEMENT

The investment advisory services of the Adviser are furnished to the Fund pursuant to an Investment Advisory Agreement (the Advisory Agreement”). Under the Advisory Agreement, the Adviser supervises and assists in the management of the Trust, provides investment research and research evaluation, and arranges for execution of the Fund’s purchase and sale of securities and other assets. Although the Adviser is responsible for selecting brokers and obtaining best execution, the Advisory Agreement does not require the Adviser to maintain a trading desk for that purpose or to execute the Fund’s portfolio securities transactions, and the Adviser does not have any obligation, expertise or personnel to provide execution services. The Adviser relies on its affiliates, M.J. Whitman LLC and Private Debt LLC, and other broker-dealers it selects, for that purpose (see “Portfolio Trading Practices” discussed below). The Adviser furnishes at its expense all necessary office equipment and personnel necessary for performance of the obligations of the Adviser and pays the compensation of officers of the Trust.

All other expenses incurred in the operation of the Fund and the continuous offering of its shares, including taxes, fees and commissions, bookkeeping expenses, fund employees, expenses of redemption of shares, charges of administrators, custodians and transfer agents, auditing and legal expenses and fees of outside Trustees are borne by the Trust. Any expense which cannot be allocated to a specific fund will be allocated to all of the Fund based on their relative net asset values on the date the expense is incurred. From time to time, the Adviser may waive receipt of its fees and/or assume certain expenses of the Fund and its classes, which would have the effect of lowering the expense ratio of the classes of the Fund and increasing return to investors.

The Advisory Agreement continues from year to year if approved annually by the Board of Trustees of the Trust or a majority of the outstanding voting securities of the Trust, and by vote of a majority of the Trustees who are not parties to the Advisory Agreements or “interested persons” (as defined in the 1940 Act) of such parties, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreements may be terminated at any time without penalty, upon 60 days written notice by either party to the other, and will automatically be terminated upon any assignment thereof.

For the investment advisory services provided by the Adviser, the Fund pays the Adviser a monthly fee of 1/12 of 0.75% (an annual rate of 0.75%) on the average daily net assets in the Fund during the prior month. From time to time, the Adviser may agree to waive a portion of the fee or reimburse certain expenses, as set forth in the prospectus or a supplement thereto.

Under current arrangements, whenever in any fiscal year, the normal operating expenses, including the investment advisory fee, but excluding brokerage commissions and interest and taxes, of the Fund exceeds 1.40% of average daily net assets of the Investor Class and 0.95% of average daily net assets of the Institutional Class, the Adviser is currently obligated to reimburse the Fund in an amount equal to that excess.

If a Fund’s operating expenses fall below the expense limitation, that Fund will begin paying the Adviser for the amount contributed on behalf of the Fund by the Adviser (or its predecessor entity). This repayment will continue for up to three years after the end of the fiscal year in which an expense is waived or reimbursed by the Adviser (or its predecessor entity), subject to the expense limitation, until the Adviser has been paid for the entire amount contributed or such three-year period expires. Either the Adviser or the Trust may terminate the foregoing reimbursement arrangements at any time.

PORTFOLIO MANAGER

OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER

As of August 31, 2009, Jeffrey J. Gary managed or was a member of the management team for the following accounts (other than the Third Avenue Focused Credit Fund):

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	None	None	None	None

Pooled Investment Vehicles Other Than Registered Investment Companies	None	None	None	None

Other Accounts	None*	None	None	None
*	Mr. Gary also manages four accounts totaling over $1 million in the aggregate in a personal capacity and receives no advisory fee for these accounts.

The Adviser has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another, such as performance or higher fees paid to the Adviser, or in which portfolio managers have personal investments or an interest in the receipt of advisory fees. The Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Adviser furnishes investment management and advisory services to numerous clients in addition to the Fund and the Fund Complex, and the Adviser may, consistent with applicable law, make investment decisions for other clients or accounts (including accounts which are private partnerships or have performance compensation or potentially higher fees paid to the Adviser, or in which portfolio managers have personal investments or an interest in the receipt of advisory fees) which may be the same as or different from those made for the Fund and the Fund Complex. In addition, the Adviser, its affiliates, and any officer, director, stockholder, or employee may or may not have an interest in the securities whose purchase and sale the Adviser recommends to the Funds. Actions with respect to securities of the same kind may be the same as or different from the action which the Adviser, or any of its affiliates, or any officer, director, member, employee or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser’s (or its affiliates’) officers, directors, or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or the officers, managers, board directors and employees of any of them has any substantial economic interest or possesses material non-public information. A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by the other account or when a sale in one account lowers the sale price received in a sale by a second account. The Adviser has adopted policies and procedures to monitor and manage these potential conflicts of interest to protect its clients’ interests.

Circumstances may arise under which the Adviser determines that, while it would be both desirable and suitable that a particular security or other investment be purchased or sold for the account of more than one of its client accounts, there is a limited supply or demand for the security or other investment. Under such circumstances, the Adviser will seek to allocate the opportunity to purchase or sell that security or other investment among those accounts on an equitable basis but will not be required to assure equality of treatment among all of its clients (including that the opportunity to purchase or sell that security or other investment will be proportionally allocated among those clients according to any particular or predetermined standards or criteria). Where, because of prevailing market conditions, it is not possible to obtain the same price or time of execution for all of the securities or other investments purchased or sold for the Fund, the Adviser may, consistent with its allocation procedures and applicable law, average the various prices and charge or credit the Fund with the average price. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Fund.

PORTFOLIO MANAGER COMPENSATION

Compensation is structured so that key professionals benefit from staying with the Adviser. Each portfolio manager receives a fixed base salary and a cash bonus payable every year. A portion of the bonus is deferred pursuant to the practice of the Adviser. The bonus is determined in the discretion of Senior Management of the Adviser, and is based on a qualitative analysis of several factors, including the profitability of the Adviser and the contribution of the individual employee. Obviously, many of the factors considered by management in reaching its compensation determinations will be impacted by the long-term performance and the value of assets held in any one Fund as well as the performance and assets held in the Funds collectively as well as the portfolios managed for the Adviser’s other clients. However, there are no set formulas and no benchmarks considered in these determinations, which are not quantitative in any way. When Portfolio Managers also perform additional management functions within the Adviser, those contributions may also be considered in the determination of bonus compensation. Each Portfolio Manager who is a partner in the Adviser also receives a quarterly pro rata distribution based on the revenues of the Adviser as a whole. The amount of these revenues is affected by many different factors, but the portion paid to each partner remains constant, subject to the admission or departure of partners during any given time period.

SECURITIES OWNERSHIP OF PORTFOLIO MANAGERS

As of August 31, 2009, the dollar range of securities beneficially owned by each portfolio manager in the Fund he manages is shown below:

PORTFOLIO MANAGER	DOLLAR RANGE OF THE PORTFOLIO’S SECURITIES OWNED

Jeffrey J. Gary	Third Avenue Focused Credit Fund: $100,000-$500,000

DISTRIBUTOR

The distribution services of M.J. Whitman LLC, 622 Third Avenue, New York, NY 10017, the Funds’ Distributor, are furnished to the Fund pursuant to a distribution agreement (the “Distribution Agreement”). Under the Distribution Agreement, the Distributor (1) assists in the sale and distribution of the Fund’s shares on a continuous basis; and (2) qualifies and maintains its qualification as a broker-dealer in such states where shares of the Fund are registered for sale.

The Distribution Agreement will remain in effect provided that it is approved at least annually by the Board of Trustees or by a majority of the Fund’s outstanding shares, and in either case, by a majority of the Trustees who are not parties to the Distribution Agreement or interested persons of any such party. The Distribution Agreement terminates automatically if it is assigned and may be terminated without penalty by either party on not less than 60 days’ written notice.

During the fiscal year ended October 31, 2008, M.J. Whitman LLC, an affiliate of the Adviser, received commissions for the execution of Fund portfolio transactions as follows:

NAME OF PRINCIPAL UNDERWRITER	NAME OF FUND	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTIONS AND REPURCHASES	BROKERAGE COMMISSIONS	OTHER COMPENSATION

M.J. Whitman LLC	Value Fund	None	None	$3,096,165	None
M.J. Whitman LLC	Small-Cap Value Fund	None	None	$1,734,253	None
M.J. Whitman LLC	Real Estate Value Fund	None	None	$1,877,326	None
M.J. Whitman LLC	International Value Fund	None	None	$980,234	None

ADMINISTRATOR

The Trust has entered into agreements with PNC Global Investment Servicing (“PNC”) pursuant to which PNC will provide certain accounting, transfer agency and shareholder services to the Fund. The Transfer Agency Services Agreement automatically renews for successive terms of one (1) year. However, the Trust may elect not to renew the Transfer Agency Services Agreement by providing written notice not less than 90 days prior to the expiration of the term. The Trust has entered into an Administration Agreement (the “Administration Agreement”) with the Adviser, which provides that the Adviser will provide all administrative services to the Fund other than those relating to those performed by PNC under the Services Agreement. The Adviser has entered into a Sub-Administration Agreement (the “Sub-Administration Agreement”) with PNC pursuant to which PNC performs certain of those services on behalf of the Adviser. Pursuant to the Administration Agreement, the Adviser (or PNC, if so delegated by the Adviser under the Sub-Administration Agreement) provides blue-sky administration, performs bill processing and payment services, completes industry questionnaires, and prepares financial, management, tax and regulatory reports. The Administration Agreement automatically renews for successive terms of one (1) year and may be terminated at any time (effective after such initial term) without penalty, upon 60 days’ written notice by either party to the other. The Trust has agreed to pay the Adviser pursuant to the Administration Agreement an amount equal to $174,590 per annum plus an amount equal to 50% of the excess of (i)(x) $191,022 plus (y) an amount equal to .01% of the Fund’s average net assets in excess of $1 billion minus (ii) $174,590, and the Adviser has agreed to pay PNC $180,775 per annum pursuant to the Sub-Administration Agreement.

CUSTODIAN

JPMorgan Chase Bank, N.A. ("JPMorgan"), 14201 Dallas Parkway, 2nd Floor, Dallas, TX  75254, serves as custodian for the Fund pursuant to a Custodian Agreement. Under such agreement, the Custodian (1) maintains a separate account or accounts in the name of the Fund; (2) holds and transfers portfolio securities on account of the Fund; (3) accepts receipts and makes disbursements of money on behalf of the Fund; (4) collects and receives all income and other payments and distributions on account of the Fund’s securities;

and (5) makes periodic reports to the Board of Trustees concerning the Fund’s operations. JPMorgan will custody the Fund’s foreign assets with foreign custodians, pursuant to the requirements of Rule 17f-5 under the 1940 Act.

TRANSFER AND DIVIDEND PAYING AGENT

PNC, 760 Moore Road, King of Prussia, PA 19406-1212, is the transfer and dividend paying agent for the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, is the independent registered public accounting firm for the Fund. The independent registered public accounting firm audits the financial statements of the Fund following the end of each fiscal year and provides a report to the Board of Trustees and shareholders of the results of the audit.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Trust has adopted policies and procedures reasonably designed to prevent selective disclosure of the Funds’ portfolio holdings to third parties. The Fund discloses its top ten portfolio holdings on a monthly basis approximately 15 business days after month end by posting this information on its website and discloses substantially all of its portfolio holdings on a quarterly basis through reports to shareholders or filings with the SEC within 60 days after quarter end. These disclosures are public and are publicly available on an ongoing basis.

Other disclosures of portfolio holdings information will only be made following a determination by the Fund’s Chief Compliance Officer that the disclosures are for a legitimate business purpose and that the recipient has agreed in writing that it is subject to a duty of confidentiality and may not trade in securities on the basis of non-public information that may be included in these disclosures. No other officer or employee of the Trust or its affiliates is authorized to make such other disclosures without such a determination by the Chief Compliance Officer. The only parties that are currently authorized to receive additional information are service providers to the Funds - namely, the Adviser, PNC, CTC, auditors and each of their respective affiliates and advisers, who receive such information regularly in the course of providing services for the Fund. It is not the present intention of the Fund to allow any disclosure beyond these parties. The Trustees will, on a quarterly basis, be provided with a list of any new recipients of portfolio information (along with information on the nature of the recipient and the details of the disclosures). Any such new recipient would also be required to confirm in writing both a duty of confidentiality and a duty not to trade on non-public information.

The Trust’s policies and procedures prohibit any person or entity from receiving compensation or consideration of any kind in connection with any disclosures of portfolio holdings. In light of the narrowly restricted group of parties that will receive non-public disclosure of portfolio holdings, the Trust believes that the foregoing procedures substantially eliminate the likelihood of conflicts regarding use of this information between the interests of shareholders and the interests of affiliates of the Trust, including the Adviser and the Distributor. In the event that the Chief Compliance Officer or other officer or employee of the Trust or an affiliate believes that a conflict has arisen, he or she is required to raise the matter for resolution in accordance with the Trust’s procedures for such potential conflicts. In addition, any unauthorized disclosures will be reported to the Board on at least a quarterly basis.

CODE OF ETHICS

The Trust, the Adviser and the Distributor have adopted a code of ethics as required by the 1940 Act, the Investment Advisers Act of 1940 (for the Adviser only), and relevant SEC rules. The code of ethics applies to all individuals who have access to or knowledge of the Fund’s activities. The code of ethics permits these individuals to transact in securities only pursuant to relevant restrictions adopted in conformity with the 1940 Act and SEC rules. Among other things, the code prohibits access persons from transacting in securities held by the Fund or under consideration for purchase by the Fund.

PROXY VOTING POLICIES

The Trust, on behalf of the Fund, has delegated the voting of portfolio securities to the Adviser. The Adviser has adopted proxy voting policies and procedures for the voting of proxies on behalf of client accounts for which the Adviser has voting discretion, including the Fund. Under the Adviser’s proxy voting policy, client portfolio securities must be voted in the best interests of the clients.

Normally, the Adviser exercises proxy voting discretion on particular types of proposals in accordance with guidelines set forth in its proxy voting policy. The proxy guidelines address, for example, Adviser’s clients’ elections of directors, classified boards, cumulative voting and blank check preferred stock. The guidelines are subject to exceptions on a case-by-case-basis, as discussed below. On issues not specifically addressed by the guidelines, the Adviser will analyze how the proposal may affect the value of the Fund and vote in accordance with what it believes to be the best interests of Fund shareholders.

The Adviser will normally abstain from voting when it believes the cost of voting will exceed the expected benefit to investment advisory clients. The most common circumstances where that may be the case involve foreign proxies and securities out on loan. In addition, the Adviser may be restricted from voting proxies of a given issuer during certain periods if it has made certain regulatory filings with respect to that issuer.

The Adviser’s Legal Department oversees the administration of proxy voting. Under its supervision, the Accounting Department is responsible for processing proxies on securities held by the Fund. The Accounting Department forwards proxy and other solicitation materials received to the General Counsel or his designee who presents the proxies to the Adviser’s Proxy Voting Committee. The Proxy Voting Committee, consisting of senior portfolio managers and research analysts designated by the Adviser’s President, determines how the proxies will be voted applying the Adviser’s policy guidelines. In most instances, the Committee shall delegate the responsibility for making each voting determination to an appropriate member of the Committee who has primary responsibility for the security in question. The Adviser’s General Counsel or his designee shall participate in all decisions to present issues for a vote, field any conflict issues, document deviations from policy guidelines and document all routine voting decisions. The Proxy Voting Committee may seek the input of the Adviser’s Co-Chief Investment Officers, other portfolio managers or research analysts who may have particular familiarity with the matter to be voted. Any exception to policy guidelines must be documented in writing. The Adviser’s General Counsel or his designee instructs the Accounting Department to vote the proxies in accordance with determinations reached under the process described above. The Accounting Department votes the proxies by an appropriate method in accordance with instructions received.

Any employee of the Adviser who may have direct or indirect influence on proxy voting decisions who becomes aware of a potential or actual conflict of interest in voting a proxy or the appearance of a conflict of interest is required to bring the issue to the Adviser’s General Counsel. The Adviser’s General Counsel will analyze each potential or actual conflict presented to determine materiality and will document each situation and its resolution. When presented with an actual or potential conflict in voting a proxy, the Adviser’s General Counsel is required to address the matter using an appropriate method to assure that the proxy vote is free from any improper influence, by (1) determining that there is no conflict or that it is immaterial, (2) ensuring that the Adviser votes in accordance with a predetermined policy, (3) following the published voting policy of Institutional Shareholder Services, (4) engaging an independent third party professional to vote the proxy or advise the Adviser how to vote or (5) presenting the conflict to the Board of Trustees of the Trust and obtaining direction on how to vote.

The Adviser maintains required records relating to votes cast and the Adviser’s proxy voting policies and procedures in accordance with applicable law.

PORTFOLIO TRADING PRACTICES

Under the Fund Advisory Agreement between the Trust and the Adviser, the Adviser is not obligated to maintain a trading desk to assist in selecting brokers and dealers or to execute the Fund’s portfolio transactions. The Adviser does not have any obligation, expertise or personnel to provide execution services for equity transactions and may have limited ability to execute transactions in debt securities and private debt instruments. The Adviser relies on its affiliates, M.J. Whitman LLC and Private Debt LLC, and other broker-dealers it selects, for services that the Adviser cannot provide. In placing portfolio transactions with brokers and dealers, the Adviser seeks best execution which consists of an effort to obtain satisfactory service in the execution of orders at the most favorable prices (which in the case of principal transactions, include a reasonable mark-up or markdown and in the case of brokerage transactions, include reasonable commission rates). In the experience of the Adviser, it has on average been able to obtain more favorable prices and execution after commission for equity trades through its affiliated brokers, including where those brokers execute through an electronic crossing network or other trading or matching network (or with a primary market maker), and has also able to maintain a higher degree of confidentiality. The determination of what may constitute best execution in a securities transaction by a broker involves a number of considerations, including, without limitation, the overall direct net economic result to the Fund (involving both price paid or received and any commissions or other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all if selling large blocks is involved, the ability and willingness of the broker to stand ready to execute possibly difficult transactions in the future, the financial strength and stability of the broker, confidentiality and the ability to minimize and clear up settlement issues. Such considerations are to a large degree qualitative in nature and are also weighed by management in determining the overall reasonableness of brokerage commissions paid. Under its Advisory Agreements with the Trust, the Adviser has discretion to pay a greater amount if it, in good faith, determines that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, either in terms of that particular transaction or in fulfilling the overall responsibilities of the Adviser to the Fund. The Adviser will monitor any such payments to ensure it believes that they are reasonable in relation to the information and/or services being provided. In allocating any such portfolio brokerage, the Adviser considers any research, statistical and other factual information provided by various brokers from time to time to the Adviser, although the Adviser does not have, and does not intend to enter into, any formal soft dollar arrangements with broker-dealers. Such information as is received from time to time is available to the Adviser for the benefit of all clients, not just the clients paying the commissions on any particular trades.

The Adviser intends to use M.J. Whitman LLC and Private Debt LLC, who are affiliated with the Adviser, as brokers for the Fund where, in the Adviser’s judgment, after consultation with such firms, they will be able to obtain a price and execution at least as favorable as other qualified brokers and at a favorable commission. M.J. Whitman LLC is a securities broker-dealer, and Private Debt LLC is a broker of various types of debt instruments that are not considered securities under the Securities Exchange Act of 1934. In determining the commissions to be paid to M.J. Whitman LLC and Private Debt LLC, it is the policy of the Adviser that such commissions will, in the judgment of the Adviser, be (i) at least as favorable as those which would be charged by other qualified brokers having comparable execution capability and (ii) at least as favorable as commissions contemporaneously charged by M.J. Whitman LLC or Private Debt LLC, as the case may be, on comparable transactions for its most favored unaffiliated customers, except for any customers of M.J. Whitman LLC or Private Debt LLC, as the case may be, considered by a majority of the independent Trustees not to be comparable to the Fund. The Adviser does not deem it practicable or in the best interests of the Fund to solicit competitive bids for commission rates on each transaction. However, consideration is regularly given to information concerning the prevailing level of commissions charged on comparable transactions by other qualified brokers. The Adviser also uses M.J. Whitman LLC and Private Debt LLC to recommend other brokers or market makers for transactions they do not execute. In addition, the Adviser uses M.J. Whitman to execute transactions in U.S. Treasuries and sovereign debt, which M.J. Whitman does without charge.

Although the Fund is new and does not yet have a trading history, the Adviser does not believe that portfolio turnover will be high. Indeed, the Adviser anticipates that much of any portfolio turnover will not be related to trading activities, but rather re-investment of income from debt coupons and maturities and from restructuring.

The Adviser has a brokerage committee that reviews all trades for the Adviser’s clients and monitors the execution quality of the affiliated and non-affiliated intermediaries used to execute portfolio transactions for its clients, including the Fund. The Adviser utilizes third party vendor reports to assist it in analyzing the quality of execution by the brokers and dealers it used.

The Adviser will make available to the Trustees, at least on a quarterly basis, among other things, the Fund’s portfolio transactions for which MJ Whitman LLC or Private Debt LLC was the broker and a summary of all trades for which unaffiliated brokers were used, including information relating to the commissions charged by M.J. Whitman LLC and Private Debt LLC to the Fund and to their other customers, information concerning the prevailing level of commissions charged by other qualified brokers, and information regarding the price and quality of execution of M.J. Whitman LLC compared to other brokers. In addition, the procedures pursuant to which M.J. Whitman LLC and Private Debt LLC effect brokerage transactions for the Fund must be reviewed and approved no less often than annually by a majority of the independent Trustees. David M. Barse, W. James Hall and Vincent Dugan, who are executive officers, and Mr. Barse who is also a Trustee, of the Trust and the Adviser, are also executive officers of M.J. Whitman LLC and Private Debt LLC, and participate in the profits of such firms, as may Martin J. Whitman, who is a Trustee and Co-Chief Investment Officer, and an equity holder in the parent of the Adviser.

To the knowledge of the Fund, no affiliated person of the Fund receives give-ups or reciprocal business in connection with security transactions of the Fund. The Fund does not effect securities transactions through brokers in accordance with any formula, nor will it take the sale of Fund shares into account in the selection of brokers to execute security transactions. However, brokers who execute brokerage transactions for the Fund, including M.J. Whitman LLC, from time to time may effect purchases of Fund shares for their customers. M.J. Whitman LLC pays a portion of its brokerage commissions to other brokerage firms and its clearing agents. The Board of Trustees of the Trust has adopted policies and procedures which prohibit the direction of Fund transactions for compensation for promotion or distribution of Fund shares.

SHARE INFORMATION

All shares of the Fund when duly issued will be fully paid and non-assessable. Shares have no preemptive, subscription or conversion rights and are freely transferable. The Trust currently consists of five series of Funds. The shareholders of the Funds have one vote for each share held on matters on which all shares of the Trust shall be entitled to vote. Each fund (or class thereof) will vote separately on matters affecting only that fund (or class thereof) or as otherwise required by law. The Trustees are authorized to classify or re-classify and issue any unissued shares to any number of additional series without shareholder approval. Accordingly, the Trustees in the future, for reasons such as the desire to establish one or more additional funds with different objectives, policies, risk considerations or restrictions, may create additional series or classes of shares. Any issuance of shares of such additional series would be governed by the 1940 Act and the laws of the State of Delaware.

Shares of the Fund have equal non-cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of Trustees will not be able to elect any person or persons to the Board of Trustees. The shares of the Fund also have equal rights with respect to dividends, assets and liquidation of the Fund and are subject to any preferences, rights or privileges of any classes of shares of the Fund. The Trust is not required to and has no current intention of holding annual shareholder meetings, although special meetings may be called for purposes requiring shareholder approval, such as changing fundamental investment policies or upon the written request of 10% of the shares of the Fund to replace its Trustees.

PURCHASE ORDERS

The Fund reserves the right, in its sole discretion, to refuse purchase orders. Without limiting the foregoing, the Fund will consider exercising such refusal right when it determines that it cannot effectively invest the available funds on hand in accordance with the Fund’s investment policies.

Certain financial intermediaries have made arrangements with the Fund so that an investor may purchase or redeem shares of any class at its net asset value (“NAV”) per share next determined after the financial intermediary receives the share order. In other instances, the Fund has also authorized such financial intermediaries to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf at the share price next determined of the applicable class after such designees receive the share order. Under these arrangements, the Fund will be deemed to have received a purchase or redemption order when the financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the share order from an investor.

REDEMPTION OF SHARES

The procedure for redemption of fund shares under ordinary circumstances is set forth in the Prospectus. In unusual circumstances, such as in the case of a suspension of the determination of NAV, the right of redemption is also suspended and shareholders will receive payment of the net asset value next determined after termination of the suspension. The right of redemption may be suspended or payment upon redemption deferred for more than seven days: (a) when trading on the New York Stock Exchange (“NYSE”) is restricted; (b) when the NYSE is closed for other than weekends and holidays; (c) when the SEC has by order permitted such suspension; or (d) when an emergency exists making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions prescribed in (a), (c) or (d) exist.

REDEMPTION IN KIND

The Fund has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which the Fund is obligated during any 90 day period to redeem shares for any one shareholder of record solely in cash up to the lesser of $250,000 or 1% of the NAV of the Fund at the beginning of such period. Should a redemption exceed such limitation, the Fund may deliver, in lieu of cash, readily marketable securities from its portfolio. The securities delivered will be selected at the sole discretion of the Fund, will not necessarily be representative of the entire portfolio and may be securities which the Fund would otherwise sell. The redeeming shareholder will usually incur brokerage costs in converting the securities to cash. The method of valuing securities used to make the redemptions in kind will be the same as the method of valuing portfolio securities and such valuation will be made as of the same time the redemption price is determined.

CALCULATION OF NET ASSET VALUE

As indicated in the Prospectus, the NAV per share for each class of the Fund will be determined on each day that the NYSE is open for trading. The NYSE annually announces the days on which it will not be open for trading; the most recent announcement indicates that it will not be open on the following days: New Year’s Day, Martin Luther King, Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

For purposes of determining the NAV per share of each class, readily marketable portfolio securities traded on a market for which actual transaction prices are published daily generally are valued at the last sale price on the principal such market as of the close of the regular trading session of the NYSE on the business day as of which such value is being determined. Readily marketable securities traded on a market for which only bid and ask quotations are available generally, are valued at the mean between the last bid and ask prior to such valuation time. Any other readily marketable securities generally are valued on the basis of actual transactions or firm bid quotations. United States Government obligations and other debt instruments having sixty days or less remaining until maturity are stated at amortized cost. Debt instruments having a greater remaining maturity will be valued at the highest bid price obtained from a dealer maintaining an active market in that security or on the basis of prices obtained from a pricing service approved as reliable by the Board of Trustees. For securities whose principal market is closed at the time of which the Fund calculates its net asset value, the valuation may take into account subsequent market activity in other markets along with other factors. Pricing services are utilized regularly in the valuation process and spreads and other methods of assisting in valuation may also be utilized. The Fund has retained a third party provider that, under certain circumstances, applies a statistical model to provide fair value pricing for foreign equity securities with principal markets that are no longer open when the Fund calculates its NAV, and certain events have occurred after the principal markets have closed but prior to the time as of which the Fund computes its net asset values. This means that the Fund’s NAV may be based, at least in part, on prices other than those determined as of the close of the principal market in which such assets trade.

Assets that are not considered to be readily marketable are valued by the Adviser at fair value, which is generally taken to be the amount for which the asset could be sold in an orderly disposition over a reasonable time period taking into account the nature of the asset, under procedures established by and under the general supervision and responsibility of the Fund’s Board of Trustees. Fair valuation is inherently imprecise and becomes more so as the range and depth of market participants and information about the asset diminish. In determining fair value, the Adviser reviews various factors to determine whether to value the asset on the basis of public markets, private transactions, an analytical method, or at cost.

DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and its U.S. shareholders. This discussion is general in nature and does not address issues that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws (such as banks and financial institutions, insurance companies, dealers in securities, foreign shareholders, tax-exempt or tax-deferred plans, accounts or entities, or shareholders who engage in constructive sale or conversion transactions). No attempt is made to present a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Fund and its U.S. shareholders (including U.S. shareholders owning a large position in the Fund), and the discussions set forth herein and in the prospectus do not constitute tax advice. Investors are urged to consult their own tax advisers with any specific questions relating to U.S. federal, state, local and foreign taxes. The discussion reflects applicable tax laws of the

United States as of the date of this SAI, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively.

For purposes of this discussion, (1) a “U.S. shareholder” means a beneficial owner of stock that, for U.S. federal income tax purposes, is (A) an individual who is a citizen or resident of the United States, (B) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, the District of Columbia or any political subdivision thereof, (C) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (D) a trust, (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control the substantial decisions of the trust or (ii) if a valid election to be treated as a U.S. person is in place for it, and (2) a “non-U.S. shareholder” means a beneficial owner (other than a partnership) of stock that is not a “U.S. shareholder.” If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds shares in the Fund, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the tax treatment of the partnership. A partner of a partnership owning shares in the Fund should consult its tax adviser with regard to the U.S. federal income tax consequences of its investment in the Fund.

The Fund will elect to be treated, and intends to qualify and to continue to qualify as a regulated investment company under Subchapter M of the Code. If the Fund so qualifies, the Fund will not be subject to U.S. federal income tax on its investment company taxable income including net short-term capital gain, if any, realized during any fiscal year to the extent that it distributes such income and gain to the Fund’s shareholders. As a regulated investment company, the Fund is not allowed to utilize any net operating loss deduction realized in a taxable year in computing investment company taxable income in any prior or subsequent taxable year. The Fund is allowed, however, to carry forward any net capital loss for eight years. As discussed below, if for any taxable year the Fund does not qualify for the special tax treatment afforded regulated investment companies, all of the Fund’s taxable income, including any net capital gains, would be subject to tax at regular corporate rates (without any deduction for distributions to shareholders). As a result, cash available for distribution to shareholders and the value of the Fund’s shares may be reduced materially.

To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets. In certain instances, the nature of the Fund’s investments could make it difficult to determine the Fund’s compliance with such requirements, although the Fund does not anticipate that this will affect its qualification as a regulated investment company. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay U.S. federal income taxes on any income or gain it distributes to its shareholders.

The Fund will either distribute or retain for reinvestment all or part of any net capital gain. If any such net capital gain is retained, the Fund will be subject to a tax of 35% of such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gains in a notice to its shareholders, and each U.S. shareholder of the Fund (1) will be required to include in income for tax purposes, as long-term capital gains, its share of such undistributed amount, (2) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim a refund to the extent the credit exceeds such liability, and (3) will increase its basis in its shares of the Fund by an amount equal to 65% of the amount of the undistributed capital gains included in such shareholder’s gross income. Although distributions by the Fund will generally be treated as subject to tax in the year in which they are paid, distributions declared by the Fund in October, November or December, payable to shareholders of record on a specified date during such month and paid by the Fund during January of the following year, will be deemed to be received on December 31 of the year the distribution is declared, rather than when the distribution is received.

Under the Code, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a 4% excise tax. To avoid the tax, the Fund generally must distribute during the calendar year, an amount equal at least to the sum of (1) 98% of its ordinary income for such calendar year (excluding, for these purposes, certain foreign currency gains and losses and certain gains and losses derived from the ownership of passive foreign investment companies (“PFICs”)), (2) 98% of its capital gains in excess of its capital losses (including certain foreign currency gains and losses and certain gains and losses derived from the ownership of PFICs) for the twelve-month period ending on October 31 of the calendar year, and (3) all ordinary income and net capital gains for previous years that were not previously distributed and upon which no U.S. federal income tax was imposed.

If the Fund failed to qualify as a regulated investment company, the Fund would be subject to tax as a regular C corporation on its taxable income (even if such income were distributed to shareholders) and all distributions out of earnings and profits would be subject to tax as ordinary income at the shareholder level, and may constitute “qualified dividend income” eligible for the preferential 15% capital gain tax rate for individuals and certain other non-corporate taxpayers that meet certain requirements (including a minimum holding period requirement) for dividends received in taxable years beginning before 2011. Certain corporate shareholders may be eligible for a dividends received deduction subject to certain requirements under the Code. In addition, the Fund may be required to recognize unrealized gains, pay tax, and make distributions (which could be subject to interest charges) before requalifying to be subject to tax as a regulated investment company. If the Fund failed to qualify as a regulated investment company in any taxable year, cash available for distribution to shareholders and the value of the Fund shares may be reduced materially.

The Fund’s transactions, if any, in instruments such as debt instruments, foreign currencies, forward contracts, options and futures contracts (including options and forward contracts on foreign currencies) and stock of certain foreign companies may be subject to special provisions of the Code that, among other things, may affect the character of gains and losses recognized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund, defer Fund losses and impose additional charges in the nature of interest. These rules could therefore affect the character, amount and timing of distributions to U.S. shareholders. These provisions also (1) may require the Fund to mark-to-market certain types of its positions (i.e., treat them as if they were sold at the end of the Fund’s fiscal year) and (2) may cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes.

Gains or losses attributable to fluctuations in foreign currency exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain other instruments, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains or losses, may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders as ordinary income.

The U.S. federal income tax rules governing the taxation of swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize such payments under certain circumstances. The Fund does not anticipate that its activities in this regard will affect its qualification as a regulated investment company.

If the Fund invests directly or indirectly through a real estate investment trust (“REIT”) in residual interests in real estate mortgage investment conduits (“REMICs”) or invests in a REIT that is a taxable mortgage pool or that has an interest in a taxable mortgage pool, a portion of the Fund’s income may be subject to U.S. federal income tax in all events. Excess inclusion income of the Fund generated by a residual interest directly in a REMIC or by an interest in a taxable mortgage pool through a REIT may be allocated to shareholders of the Fund in proportion to the dividends received by the shareholders of the Fund. Excess inclusion income generally (i) cannot be offset by net operating losses, (ii) will constitute unrelated business taxable income to certain tax exempt investors and (iii) in the case of a non-U.S. shareholder will not qualify for any reduction in U.S. withholding taxes under any otherwise applicable income tax treaty or other exemption. In addition, if the shareholders of the Fund include a “disqualified organization” (such as certain governments or governmental agencies and charitable remainder trusts) the Fund or a nominee may be liable for tax at the highest applicable corporate tax rate (currently 35%) on the excess inclusion income allocable to the disqualified organization and, in that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of the tax that is attributable to such stock ownership. In addition, the Fund’s investment in REIT equity securities may result in the Fund receiving cash in excess of investment company taxable income from such investment, which could result in some portion of the Fund’s cash distributions to shareholders being treated as a return of capital for U.S. federal income tax purposes (as described below).

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions which would reduce the yield on such investments. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund may generally elect to pass eligible foreign taxes through to its shareholders, if more than 50% of the Fund’s total assets at the close of its fiscal year are invested in securities of foreign issuers. If the Fund makes this election, its shareholders would generally be allowed to decide whether to deduct such taxes or claim a foreign tax credit on their individual tax returns. An individual shareholder that does not itemize deductions may not claim a deduction for such taxes, and the ability to claim foreign tax credits may be subject to limitations. If such election is not made by the Fund, any foreign taxes paid or accrued will generally represent an expense to the Fund, which will reduce its investment company taxable income.

The Fund may invest in stocks of foreign corporations that are PFICs for U.S. federal income tax purposes, and consequently may be subject to U.S. federal income tax on a portion of any “excess distribution” with respect to, or gain from the disposition of, such stock even if such income is distributed as a taxable dividend by the Fund to its stockholders. The tax would be determined by allocating such distribution or gain ratably to each day of the Fund’s holding period for the stock. The amount so allocated to any taxable year of the Fund prior to the taxable year in which the excess distribution or disposition occurs would be taxed to the Fund at the highest marginal U.S. federal corporate income tax rate in effect for the year to which such amount was allocated, and the tax would be further increased by an interest charge. The amount allocated to the taxable year of the distribution or disposition would be included in the Fund’s investment company taxable income and, accordingly, would not be taxable to the Fund to the extent distributed by the Fund as a taxable dividend to stockholders.

The Fund may be able to elect to treat a PFIC as a “qualified electing fund,” in lieu of being taxable in the manner described in the above paragraph, and to include annually in income their pro rata share of the ordinary earnings and net capital gain (whether or not distributed) of such PFIC. In order to make this election, the Fund would be required to obtain annual information from the PFICs in which they invest, which information may be difficult to obtain, making such an election impracticable in many circumstances. Alternatively, the Fund may elect to mark-to-market at the end of each taxable year all shares that it holds in a PFIC. If the Fund makes this election, the Fund would recognize as ordinary income any increase in the value of such shares over their adjusted basis and as ordinary loss any decrease in such value to the extent such decrease does not exceed prior increases. The mark-to-market and qualifying electing fund elections may cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. The rules for determining whether a foreign company is a PFIC, and the rules applicable to the taxation of PFICs are highly complex and involve the determination of various factual matters that may not be within our control. Accordingly, certain adverse and unintended U.S. federal income tax consequences could arise to the Fund from investing in certain foreign companies. These adverse and unintended U.S. federal income tax consequences could include, among other things, the recognition of a significant net operating loss by the Fund which, as discussed above, the Fund would not be allowed to use in computing its investment company taxable income in any prior or subsequent taxable year.

The U.S. federal income tax treatment of the various high yield debt securities and other debt instruments (collectively, “Instruments” and individually, an “Instrument”) which may be acquired by the Fund will depend, in part, upon the nature of those Instruments and the application of various tax rules. It is expected that the Fund will derive a significant amount of taxable interest income through the accrual of stated interest payments or through the application of the original issue discount rules, the market discount rules or other similar provisions. The Fund may be required to accrue original issue discount income (including as a result of interest paid in kind) and in certain circumstances the Fund may be required to accrue stated interest even though no concurrent cash payments will be received. The market discount rules, as well as certain other provisions, may require that a portion of any capital gain recognized on the sale, redemption or other disposition of an Instrument be treated as ordinary income instead. As a result of these and other rules, the Fund may be required to recognize taxable income that it would be required to distribute even though the underlying Instruments have not made concurrent cash distributions to the Fund.

The Fund may invest in distressed Instruments, which may later on be modified or exchanged for other Instruments in reorganizations or financial restructurings, either out of court or in bankruptcy. In general, such modification or exchange will be treated as a taxable event, even though no cash payment is received in connection with the modification or exchange, to the extent that it gives rise to “significant modification” within the meaning of Treasury Regulations. The determination of whether a modification or exchange is “significant”, however, is based on all of the facts and circumstances, except for certain “safe harbor” modifications specified in the Regulations. Thus, the IRS may take the position that the restructuring of an Instrument acquired by the Fund is a “significant modification” that should be treated as a taxable event even if the Fund did not treat the restructuring as a taxable event on its tax return.

Distributions made from investment company taxable income (including distributions of any net short-term capital gains and tax-exempt interest) are taxable to U.S. shareholders as ordinary income to the extent of the Fund’s earnings and profits. Distributions of net capital gain (including amounts designated as net capital gain by the Fund and credited to shareholders but retained by the Fund) will be taxable to U.S. shareholders as long-term capital gains, regardless of how long such shareholders have held their shares. Distributions in excess of the Fund’s earnings and profits are treated as a return of capital for U.S. federal income tax purposes which will first reduce the adjusted tax basis of a U.S. shareholder’s stock and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such shareholders (assuming the shares are held as capital assets).

For individual U.S. shareholders, investment company taxable income, other than qualified dividend income, is currently taxed at a maximum U.S. federal rate of 35% while net capital gain and qualified dividend income received in taxable years beginning before 2011 generally will be taxed at a maximum U.S. federal rate of 15%. Dividends paid by the Fund, other than distributions of net capital gain, will generally constitute qualified dividend income for individual U.S. shareholders (provided certain holding period and other requirements are met) to the extent that the Fund receives qualifying dividend income from domestic corporations (generally excluding real estate investment trusts) and certain qualifying foreign corporations. For corporate U.S. shareholders, both investment company taxable income and net capital gain are taxed at a maximum U.S. federal rate of 35%. Dividends paid by the Fund will ordinarily qualify for the dividends-received deduction for corporations to the extent that they are derived from dividends paid by domestic corporations (generally excluding real estate investment trusts). Distributions to corporate U.S. shareholders of net capital gain are not eligible for the dividends-received deduction. The tax treatment of distributions whether paid in cash or additional shares is the same. To the extent securities held by the Fund have appreciated when an investor purchases shares of the Fund, a future realization and distribution of such appreciation will be taxable to U.S. shareholders even though it may constitute, from an investor’s standpoint, a return of capital.

A gain or loss realized upon redemption of Fund shares will be treated as capital gain or loss if the shares are capital assets in the U.S. shareholder’s hands, and will be long-term or short-term depending upon such shareholder’s holding period for the shares. Any loss realized on a redemption or sale of shares will be disallowed to the extent substantially identical shares are purchased, or received through reinvesting dividends and capital gains distributions in the Fund, within the 61-day period beginning 30 days before and ending 30 days after the date of the redemption. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss. Any loss realized by a U.S. shareholder on the sale of a share held by the shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by such shareholder with respect to such share.

The Fund will backup withhold for U.S. federal income taxes at the required rate (currently 28%) on all distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Corporate U.S. shareholders and other shareholders specified in the Code are or may be exempt from backup withholding. The backup withholding tax is not an additional tax and may be credited against a taxpayer’s U.S. federal income tax liability.

The body of law applicable to many of the investment instruments discussed above is complex, and in certain circumstances, not well developed. Thus the Fund and its advisors may be required to interpret various provisions of the Code and Regulations and take certain positions on the Fund’s tax returns, in situations where the law is somewhat uncertain.

The preceding discussion is meant to be only a general summary of the potential U.S. federal income tax consequences of an investment in the Fund. The tax law is subject to constant revision. Legislative, judicial or administrative action may change the tax rules, including applicable tax rates, that apply to the Fund or its shareholders and any such change may be retroactive. In addition, special rules may apply depending upon your specific tax status or if you are investing through a tax-deferred retirement account. You should consult your tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences to you of the ownership of Fund shares.

FINANCIAL STATEMENTS

The Fund will issue unaudited semi-annual and audited annual financial statements.

APPENDIX A

DESCRIPTION OF CORPORATE BOND RATINGS

STANDARD & POOR’S RATINGS GROUP

The ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform any audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I.	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

II.	Nature of and provisions of the obligation;

III.

Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA – An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. Capacity to meet financial commitment on the obligation is extremely strong. AA – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. A – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, C - Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity to meet its financial commitment on the obligation.

CCC – An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC - An obligation rated “CC” is currently highly vulnerable to nonpayment.

C - The rating “C” is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the “C” rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms.

D – An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

NR – This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

MOODY’S INVESTORS SERVICE, INC.

Moody’s ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Aaa - Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa - Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A - Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa - Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba - Obligations rated BA are judged to have speculative elements and are subject to substantial credit risk.

B - Obligations rated B are considered speculative and are subject to high credit risk.

Caa - Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca - Obligations rated Ca are high speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C - Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification From Aa through Caa. The modifier 1 indicates that the obligation ranks in the Higher end of its generic rating category; the modifier 2 indicates a mid-range Ranking; and the modifier 3 indicates a ranking in the lower end of that generic Rating category.

622 THIRD AVENUE

NEW YORK, NY 10017

Phone (212) 888-5222

Toll Free (800) 443-1021

www.thirdave.com

INVESTMENT ADVISER

Third Avenue Management LLC

622 Third Avenue

New York, NY 10017

DISTRIBUTOR

M.J. Whitman LLC

622 Third Avenue

New York, NY 10017

TRANSFER AGENT

PNC Global Investment Servicing

760 Moore Road

King of Prussia, PA 19406-1212

(610) 239-4600 (800) 443-1021

(toll-free)

CUSTODIAN

JPMorgan Chase Bank, N.A.

14201 Dallas Parkway

2nd Floor

Dallas, TX  75254